 Exhibit 99.1

Where energies make tomorrow

We are a leading Engineering and Technology company for the energy transition

Half-Year Report 2022

T.EN TECHNIP ENERGIES

2022 INTERIM MANAGEMENT REPORT		3

1.1.	Business outlook	3

1.2.	2022 Half-Year results	4

1.3.	Principal risks and uncertainties	11

1.4.	Related party transactions	12

1.5.	Forward looking statements	12

STATEMENT OF THE PERSON RESPONSIBLE FOR THE FIRST HALF OF 2022 FINANCIAL REPORT		13

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS		14

3.1.	Condensed consolidated financial statements for the half-year ended June 30, 2022	14

3.1.1.	Condensed consolidated statement of income (UNAUDITED)	14

3.1.2.	Condensed consolidated statement of comprehensive income (UNAUDITED)	15

3.1.3.	Condensed consolidated statement of financial position (UNAUDITED)	16

3.1.4.	Condensed consolidated statement of cash flows (UNAUDITED)	17

3.1.5.	Condensed consolidated statement of changes in equity (UNAUDITED)	18

3.1.6.	Notes to condensed consolidated financial statements (UNAUDITED)	19

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	2

As used herein, the “Company”, Technip Energies Group or Technip Energies refers to Technip Energies N.V. and all the companies included in the scope of consolidation.

1.1.	BUSINESS OUTLOOK

Since the beginning of the conflict in Ukraine, Technip Energies has committed to taking care of its people and ceased to work on new business opportunities in Russia. Our activities have been carried out in compliance with all applicable laws; and our priorities are to safeguard the interests of all our stakeholders.

The April 8, 2022, European Union sanctions target goods and technology related to LNG. These will naturally have a more direct impact on the future execution of our only active project in Russia - Arctic LNG 2. In anticipation of the escalation of these sanctions, the Company has been working with clients, partners and suppliers within the relevant contractual frameworks to take appropriate measures in connection with Arctic LNG 2. The Company expects that the balance sheet position of the project and the relevant contract protections will be sufficient to fulfilll its various contractual obligations in compliance with applicable sanctions.

Prior to the Ukraine crisis, the shortage of gas in Europe was pushing up prices and stimulating demand and project activity. The war has exacerbated this trend with Europe in urgent need of securing supply. For Europe to cut its dependence on Russian gas, substantial investment will be required. While acceleration of renewable energy and additional piped gas from countries such as Norway can potentially help, the Company believes that the vast majority of Europe’s gas demand will come from LNG, which is inherently more flexible than gas in a pipe.

Europe is rapidly developing plans for more LNG imports, and the Company believes North America and the Middle East are currently the best positioned regions to respond. The current situation also means a structurally higher value for LNG in the long term. Beyond the traditional large train export terminals – which naturally will be required - the viability of other solutions including floating LNG and mid-scale LNG has improved materially. The Company’s leadership and experience position it well in FLNG; and the Company can leverage its proprietary SnapLNG concept – a modularized, low carbon and methane free solution with a compressed time to first drop. The Company will utilize this concept in delivering the FEED for Texas LNG in the USA, a pre-FID contract secured in first half 2022.

The Company continues to believe that the long-term fundamentals for natural gas - LNG in particular - remain strong given its critical role as a transition fuel, in particular through the design of low-to-zero carbon LNG infrastructure. Indeed, the EU Parliament has voted in favor of including gas in its sustainable finance taxonomy. The Company believes that the integration of carbon capture and other decarbonization solutions will be utilized in the future development of new LNG infrastructure.

In addition, the Company is confident in its ability to successfully continue delivering the projects in its diversified backlog and implementing its growth strategy in the energy transition. The Company’s strategy is centered on helping customers address the new energy challenges – and this is more relevant than ever as the current energy crisis will likely accelerate the energy transition and energy independence agenda.

The price of crude oil has increased very substantially since the lows of early 2021, with a rally of circa 50% during the first half of 2022 for oil (and circa 40% for gas) following the resumption of global economic activity. Traditional oil and gas project FIDs have experienced delays due to COVID-19 relating uncertainty and the clear trend to shift investment to energy transition or low-carbon intensive projects. Several years of underinvestment by the energy industry has also contributed to the high volatility experienced in energy markets throughout the first half of 2022. High levels of inflation combined with global recessionary fears have served to add to the uncertainty but there is political pressure on the industry to invest in new production with security of energy supply paramount, notably in Europe.

Refining and petrochemical markets have experienced some investment decisions announcements in integrated refining and petrochemical projects in China, India, the Middle East, Europe and North America. While new greenfield project activity remains limited for now, there is growing momentum in the ethylene market and the Company expects significant new capacity to be sanctioned in the coming quarters and years.

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2022 INTERIM MANAGEMENT REPORT 2022 HALF-YEAR RESULTS

The Company is seeking to reinforce its positioning in a growing sustainable chemistry market, exemplified by the recent award for Neste’s renewable products refinery in Rotterdam, and various industry collaborations to develop plastics circularity and bio-chemical technologies. There are positive trends in renewable fuel markets – both renewable diesel and sustainable aviation fuel (where production is set to triple by 2030), as well as second generation ethanol production.

In a very dynamic low-carbon/clean hydrogen market, through leveraging our technology scale up and integration skills and the Company’s expertise in modular solutions, the Company is developing its position in this market. During 2021, the Company observed a step change in customer engagement for green hydrogen projects that led to a 7x increase in accessible market opportunities with an aggregate capacity of more than 20 Gigawatts. The Company has engaged in several green hydrogen studies including some to maturity and while project award momentum has thus far been slow, in July 2022 the Company announced an EPCC Contract for the YURI Green Hydrogen Project in Australia.

Floating offshore wind market momentum has accelerated through the first half, and the Company continues to anticipate the potential for exponential growth to 2030 and beyond. The Company is working with several floating technologies such as its in-house INO15™, a cost-competitive floating offshore wind foundation solution that demonstrates the Company’s goal to fulfill market demand with an efficient and robust design integrating tomorrow’s turbine technology. This technology has been selected by Equinor for its Firefly development off South Korea, where Technip Energies is also performing the FEED. Also in the first half of 2022, the Company acquired a 16.3% stake in floating offshore wind company Exponential Renewables, S.L. (also referred to as X1 Wind) that has an innovative and disruptive offshore wind turbine floater with major environmental and operational benefits.

1.2. 2022 HALF-YEAR RESULTS

■	Robust H1 revenues; ongoing orderly exit of Arctic LNG 2 more than offset by 18% Y/Y growth in remainder of portfolio
■	Adjusted Recurring EBIT margin of 6.3%; Adjusted net profit of €132m, up 31% Y/Y
■	Raising 2022 Adj. Rec. EBIT margin outlook, excl. Arctic LNG 2, to at least 6.8% to reflect strong YTD performance
■	H1 Energy transition orders exceed €500m (excl. LNG) and expected to reach around €1 billion by year-end

Arnaud Pieton, Chief Executive Officer of Technip Energies, commented:

“Our teams’ resolute focus on project execution as well as effective customer and supply chain engagement, in the face of persistent external challenges, continues to yield strong results. This is best evidenced in the quarter by Coral FLNG achieving first gas in Mozambique, a delivery milestone that was in line with the original, pre-pandemic schedule. First half revenue growth was consistent with our full year financial framework and we expect our activity outside of Russia to demonstrate further growth in the second half. Strong execution of our quality backlog is driving profitability above our original guidance, leading to an increase in our full year margin outlook.”

“Regarding Arctic LNG 2 in Russia, in line with the applicable sanctions, we continue to implement an orderly exit from the project. We have suspended the vast majority of the work, and the exit process will likely take several more months due to the contract terms and the inherent size of the project. As previously stated, we do not expect any negative net financial exposure due to our contractual rights and the balance sheet position of the project.”

“In the second quarter, we were awarded key carbon capture projects, including the CCS facilities at Hafslund Oslo Celsio, the world’s largest full-scale waste-to-energy plant with CO2 capture. These awards demonstrate our leadership and the strength of our core expertise and technology approach in a market with considerable medium-to-long-term growth prospects.”

“The momentum in carbon capture also reflects a maturing of our broader energy transition pipeline. This conversion trend is confirmed by recent awards in the renewable fuels and clean hydrogen domains, which have generated more than €500 million of order intake in the first half. We are confident that award momentum will continue and we expect to reach around €1 billion of energy transition orders, excluding LNG, by the end of 2022. Furthermore, many of these awards will add to our backlog in Technology, Products & Services, thereby bolstering the medium-term growth outlook for our highest margin segment.”

“Energy market fundamentals, notably for natural gas, LNG, and renewables remain robust, supporting our strategic offering and medium-term order outlook. Despite ongoing recessionary fears, a significant increase in energy infrastructure investment will be required to satisfy demand and meet energy independence goals. The transition to a low carbon energy system is requiring innovation, technology, and technical expertise, opening a new golden age for engineering, and Technip Energies will continue to play a leading role.”

4	TECHNIP ENERGIES ● 2022 ● HALF-YEAR REPORT

2022 INTERIM MANAGEMENT REPORT 2022 HALF-YEAR RESULTS

Key financials – Adjusted IFRS

(In € millions, except EPS)	H1 2022	H1 2021
Revenue(1)	3,267.0	3,243.2
Recurring EBIT(1)	204.4	204.5
Recurring EBIT Margin %	6.3%	6.3%
Net profit	131.5	100.3
Diluted earnings per share(2)	€0.74	€0.55
Order Intake	1,608.5	7,863.4
Backlog	13,439.8	17,473.4

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition). Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.

(1)	H1 2022 Adjusted Revenue and Recurring EBIT included €816.6 million and €27.0 million respectively from Arctic LNG 2.
(2)	H1 2022 and H1 2021 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 178,514,257 and 181,908,563 respectively.

Key financials - IFRS

(In € millions, except EPS)	H1 2022	H1 2021
Revenue	3,216.7	3,118.1
Net profit	119.3	112.4
Diluted earnings per share(1)	€0.67	€0.62
(1)	H1 2022 and H1 2021 diluted earnings per share have been calculated using the weighted average number of outstanding shares of 178,514,257 and 181,908,563 respectively.

FY 2022 Financial framework – Adjusted IFRS

Revenue	€5.0 – 5.5 billion
(excludes contribution from Arctic LNG 2)

Recurring EBIT margin	At least 6.8% (previously: at least 6.5%)
(excludes contribution from Arctic LNG 2)

Effective tax rate	28 – 32%

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition). Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 1.0, 2.0, 3.0.

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2022 INTERIM MANAGEMENT REPORT 2022 HALF-YEAR RESULTS

Operational and financial review

Order Intake, Backlog and Backlog Scheduling

Adjusted order intake for H1 2022 of €1,608.5 million, equivalent to a book-to-bill of 0.5. Orders in the second quarter included a large EPC contract by Hafslund Oslo Celsio for a world-first carbon capture and storage project at a waste-to-energy plant in Norway, a contract for carbon capture & storage expansion at ExxonMobil’s LaBarge facility in the USA, a pre-FID contract for project design and delivery for Texas LNG in the USA as well as other studies, services contracts and smaller projects. The first quarter included a significant EPCC contract by PETRONAS Chemicals Fertilizer Kedah for a new melamine plant with minimized CO2 footprint, and a FEED for Equinor’ floating offshore wind Firefly project in South Korea. Book-to-bill on a trailing 12 month basis is 0.5.

During H1 2022, approximately €2.0 billion relating to Arctic LNG 2 was removed from total company adjusted backlog, which results from sanctioned work that has been suspended, and is in line with our ongoing orderly exit discussions. This was a significant factor in adjusted backlog decreasing by 23% year-over-year to €13,439.8 million.

(In € millions)	H1 2022	H1 2021
Adjusted Order Intake	1,608.5	7,863.4
Project Delivery	1,033.9	7,196.2
Technology, Products & Services	574.6	667.3
Adjusted Backlog	13,439.8	17,473.4
Project Delivery	12,275.5	16,273.1
Technology, Products & Services	1,164.2	1,200.3

Reconciliation of IFRS to non-IFRS financial measures are provided in Appendix 6.0 and 7.0.

Adjusted Backlog at June 30, 2022, benefited from a foreign exchange impact of €600.0 million.

Adjusted Backlog at June 30, 2022 reflects the removal of €1,962.4 million relating to Arctic LNG 2. €846.6 million associated to Arctic LNG 2 remained in backlog at June 30, 2022.

Adjusted backlog excluding the proportion related to Arctic LNG 2 amounted to €12,593.2 million as of June 30, 2022. The table below provides estimated backlog scheduling as of June 30, 2022.

(In € millions)	2022 (6 M)	FY 2023	FY 2024+
Adjusted Backlog excluding Arctic LNG 2	2,818.1	3,923.4	5,851.7

Company Financial Performance

Adjusted Statement of Income

(In € millions, except %)	H1 2022	H1 2021	% Change
Adjusted revenue	3,267.0	3,243.2	1%
Adjusted EBITDA	255.3	260.6	(2%)
Adjusted recurring EBIT	204.4	204.5	—%
Non-recurring items	(1.9)	(30.6)	(94%)
EBIT	202.5	173.9	16%
Financial income (expense), net	(9.7)	(12.0)	(19%)
Profit (loss) before income tax	192.8	161.9	19%
Income tax (expense)/profit	(59.2)	(54.6)	8%
Net profit (loss)	133.6	107.3	25%
Net profit (loss) attributable to non-controlling interests	(2.1)	(7.0)	(70%)
Net profit (loss) attributable to Technip Energies Group	131.5	100.3	31%

6	TECHNIP ENERGIES ● 2022 ● HALF-YEAR REPORT

2022 INTERIM MANAGEMENT REPORT 2022 HALF-YEAR RESULTS

Business highlights

Project Delivery – Adjusted IFRS

(In € millions, except % and bps)	H1 2022	H1 2021	% Change
Revenue	2,623.9	2,622.8	—%
Recurring EBIT	167.2	167.4	—%
Recurring EBIT Margin %	6.4%	6.4%	—%

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition).

H1 2022 Adjusted Revenue was stable year-over-year at €2.6 billion. Revenues included significantly lower activity on Arctic LNG 2, which contributed €816.6 million of revenue compared to €1,168.0 million in H1 2021. Revenues excluding Arctic LNG 2 increased year-over-year by 24.2% due to the ramp-up of recently awarded LNG and downstream projects.

H1 2022 Adjusted Recurring EBIT was stable at €167.2 million, despite a significantly lower contribution from Arctic LNG 2 of €27.0 million, compared to €40.9 million in H1 2021. Excluding the contribution from Arctic LNG 2, Adjusted Recurring EBIT was €140.2 million, representing year-over-year growth of 10.8%. H1 2022 Adjusted Recurring EBIT margin was in line with the prior year at 6.4% due to solid execution, including a strong contribution from downstream and LNG projects in the latter stages of completion. This was partially offset by earlier stage LNG projects as well as the dilutive impact of Arctic LNG 2. Adjusted Recurring EBIT margin excluding the contribution from Arctic LNG 2 was 7.8%.

Q2 2022 Key operational milestones

(Please refer to Q1 2022 press release for first quarter milestones)

Qatar Energy North Field Expansion (Qatar)

■	Main civil works started in all areas.

Eni Coral Sul FLNG (Mozambique)

■	Successful introduction of gas into the FLNG vessel; on track to deliver first LNG cargo in H2 2022.

Energean Karish Gas Development (Israel)

■	FPSO arrived on site, 90km offshore Israel.

MIDOR Refinery Expansion Project (Egypt)

■	Safe and on schedule achievement of ready for start-up of naphtha block after execution of major shutdown works.

Bapco Refinery expansion (Bahrain)

■	33 million manhours without LTI (lost time injury).

Assiut hydrocracking complex (Egypt)

■	Construction started and all main process unit areas have been handed over to our teams and partners.

Long Son Olefins plant (Vietnam)

■	Pre-commissioning and commissioning activities in progress overlapping construction works completion phase.

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2022 INTERIM MANAGEMENT REPORT 2022 HALF-YEAR RESULTS

Q2 2022 Key commercial highlights

(Please refer to Q1 2022 press release for first quarter highlights)

Texas LNG (USA)

■	Awarded a Pre-FID (Final Investment Decision) Engineering contract. Through a joint venture with Samsung Engineering, Technip Energies has been appointed lead project contractor charged with project design and delivery. The proposed 4.0 Mtpa (million tons per annum) LNG export facility site is strategically located on the Port of Brownsville’s deep-water ship channel in close proximity to the Gulf of Mexico. The Texas LNG project will utilize Technip Energies’ SnapLNG™ solution, which combines a compact modular design concept for mid-scale trains with standardized components and technology. Developed in collaboration with Air Products, the system benefits from speed to market, with greater certainty around both costs and schedule, and best available process technology, refrigerant compression and digitalization. As a result, this solution offers lower emissions and is particularly suited for low-to-zero carbon footprint LNG and phased developments.

Hafslund Oslo Celsio carbon capture and storage project (Norway)

■	Awarded a large* Engineering, Procurement, Construction (EPC) contract by Hafslund Oslo Celsio, the largest supplier of district heating in Norway, for a world-first carbon capture and storage (CCS) project at the waste to energy plant located in Oslo, Norway. The project will be the first full-scale waste-to-energy plant in the world with CO2 capture. 400,000 tons per year of CO2 will be captured, which is the equivalent of the emissions from around 200,000 cars and will reduce Oslo’s emissions by 17%. As part of the Longship project, the CO2 will then be liquified and exported to Northern Lights which is the first cross-border, open-source CO2 transport and storage infrastructure network. The Carbon Capture plant will use the Shell CANSOLV® CO2 Capture System, a state-of-the-art amine based technology for the capture of CO2 from the flue gas.

*	Note: A “large” award for Technip Energies is a contract award representing between €250 million and €500 million of revenue.

Technology, Products & Services (TPS) – Adjusted IFRS

(In € millions, except % and bps)	H1 2022	H1 2021	Change
Revenue	643.0	620.5	4%
Recurring EBIT	60.0	54.7	10%
Recurring EBIT Margin %	9.3%	8.8%	50 bps

Financial information is presented under Adjusted IFRS (see Appendix 8.0 for complete definition).

H1 2022 Adjusted Revenue increased year-over-year by 4% to €643.0 million, driven by growth in demand for Process Technology activity including licensing and proprietary equipment (notably for ethylene, and biochemicals, including EPICEROL®) and sustained ~~e~~ngineering services and Project Management and Consultancy activity.

H1 2022 Adjusted Recurring EBIT increased year-over-year by 10% to €60.0 million. H1 2022 Adjusted Recurring EBIT margin increased year-over-year by 50 basis points to 9.3%, benefiting from Process Technology licensing and proprietary equipment activity (notably in Sustainable Chemistry) and higher activity levels for advisory services performed by Genesis. This growth was achieved despite higher selling and tendering activity in growth markets.

Q2 2022 Key operational milestones

(Please refer to Q1 2022 press release for first quarter milestones)

NESTE Renewable Fuels Expansion (Singapore)

■	Pre-commissioning activities ongoing while majority of piping installation has been completed. Electrical and instrumentation works ongoing.

Deepak Phenolics - Iso-propyl Alcohol (IPA) plant (India)

■	Our Badger technology is used for Deepak Phenolics’ second IPA plant in Dahej, India.

Northern Lights CO2 Transport and Storage Project (Norway)

■	Loading Systems achieves successful Factory Acceptance Tests on the world’s first 3 loading arms for the Liquefied CO2 storage project.

OMV EARTH Revamp (Austria)

■	Installation of our EARTH® technology in a large-scale hydrogen plant at site at Schwechat.

LFB Arras (France)

■	First phase of high-profile plasma fractionation pharmaceutical project is nearing completion, with the second phase underway. Combined, both phases represent 2.5 million direct manhours on site.

8	TECHNIP ENERGIES ● 2022 ● HALF-YEAR REPORT

2022 INTERIM MANAGEMENT REPORT 2022 HALF-YEAR RESULTS

Q2 2022 Key commercial highlights

(Please refer to Q1 2022 press release for first quarter highlights)

OCIKUMHO 100 KTA EPICEROL® plant (Malaysia)

■	License agreement for a 100 kilotons per annum (kta) EPICEROL® plant for the production of epichlorohydrin (ECH) from glycerine. Using a bio-based raw material, OCIKUMHO’s unit will be integrated into a new processing complex using electricity made by hydro power, in Sarawak, Malaysia to serve the growing ECH market. OCIKUMHO will be the first to manufacture epichlorohydrin in Malaysia.

IVERSON efuels green ammonia production project (Norway)

■	Selected to perform the engineering design of a complete green ammonia plant at Sauda, Rogaland, Norway. Phase 1 of the project includes a green ammonia plant including utilities, offsites and electrical substation connected to the existing power grid, and pipeline, ammonia storage and offloading system. The planned green ammonia production will be used as fuel for the maritime sector. The Iverson project will have an initial electrolysis capacity of 300 megawatts to produce 600 metric tons of green ammonia per day. IVERSON eFuels AS targets with a significant scale up production in the future. IVERSON eFuels AS is Special Purpose Vehicle between CIP, Hy2gen and Trafigura.

ExxonMobil LaBarge carbon capture & storage facility (USA)

■	In Consortium with Saulsbury Industries, Technip Energies has been awarded a contract for the Engineering, Procurement and Construction (EPC) to expand the carbon capture and storage (CCS) at ExxonMobil’s LaBarge, Wyoming facility. The LaBarge plant has already captured more CO2 than any other facility in the world. The plant has capacity to capture more than 6 million metric tons per year, and this expansion project will enable the capture of more than one million additional metric tons of CO2 per year. The expansion will consist of a modification of the existing gas treatment facility to increase the carbon capture capacity and the installation of pipeline to transport the CO2 to the reservoir where it will be stored. Technip Energies will be responsible for the engineering and procurement services, while Saulsbury Industries will perform construction and the pipeline installation.

Viridian Lithium - lithium refining and conversion project (France)

■	Bankable Feasibility Study (BFS) contract for construction of the first lithium refining and conversion plant in Europe. Located in Lauterbourg, France, the plant will produce up to 100,000 tons of Battery Grade lithium chemicals per year – which is the equivalent capacity to power two million electric vehicles – to enable a secure and sustainable battery supply chain for the transition to electric mobility. The contract consists of a BFS and preferential rights on the construction of the plant and its three foreseen extensions.

Strategic collaboration with Equinor to accelerate floating offshore wind development

■	The two companies aim to develop floating wind steel SEMI substructures that accelerates technology development for floating offshore wind, ensures cost reductions and develops local value opportunities. The collaboration builds on the two companies’ joint ambition to drive industrialization of floating offshore wind. By teaming up at an early design phase of a floating wind farm project, the two parties seek to unlock value from integration and maximum use of fabrication capacities.

Commercial launch of GO.H2 by T.EN™ – a full suite of flexible solutions for offshore green hydrogen production

■	This suite of solutions – based on renewable power sources such as wind and solar – is flexible with building blocks tailored to meet clients’ needs depending on substructures, hydrogen products and derivatives produced, functionality and locations. The offshore facility can be a fixed structure or a floater. The green hydrogen is produced using a sea water desalination unit, followed by electrolysis and exported to shore by a transport pipeline or offloaded on a carrier vessel. For harsher environments, the substructure can be a spar or a semi-submersible. For high capacities and further from shore, the hydrogen is converted by adding an ammonia or a Liquid Organic Hydrogen Carrier (LOHC) unit and transferred to a floating storage and offloading vessel. By adding hydrogen storage and fuel cells, the facility ensures a stable and continuous power supply for electrified oil and gas facilities powered by wind turbines. For smaller capacities, the systems can be located on the floating offshore wind substructure or on the substation. Intermittency management is addressed from design phase through adequate system architecture and technology bricks, power and hydrogen storage and control strategies. In operations, an energy management system (EMS) enables online production optimization through predictive control models.

Joint development and collaboration agreement with Alterra Energy to jointly develop sustainable plastics projects

■	Agreement to integrate Alterra’s commercially available liquefaction process technology with Technip Energies’ pyrolysis oil purification technology to maximize adoption of recycled feedstock and improve circular economy solutions for the global petrochemical industry. The combination of advanced recycling and purification technologies enable more efficient processing and reuse of hard-to-recycle plastic. Alterra provides an innovative, patented, thermochemical liquefaction, converting hard-to-recycle plastic into pyrolysis based oil (“PyOil”). Technip Energies brings extensive knowledge of ethylene furnace and steam cracker design, preparation and purification of heavy feedstocks for refining and petrochemical facilities, all of which is combined in their Pure.rOil™ purification technology ensuring safe, reliable and an optimized integration with individual crackers. The combination of both companies’ solutions ensures Alterra’s recycled PyOil is drop-in ready feedstock to further accelerate the replacement of hydrocarbon-based oil with recycled feedstock in the production of new plastic-based materials.

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2022 INTERIM MANAGEMENT REPORT 2022 HALF-YEAR RESULTS

Corporate and Other items

Corporate costs, excluding non-recurring items, were €22.9 million for the first half 2022. This included a positive foreign exchange impact of €0.3 million. This compare with corporate costs of €17.6 million in the prior year period.

Non-recurring expense amounted to €1.9 million mainly related to impairment on leased offices and restructuring charges.

Net financial expense was €9.7 million, impacted by the mark-to-market valuation of investments in traded securities and, to a lesser extent, interest expenses associated with the senior unsecured notes, partially offset by interest income from cash on deposit.

Effective tax rate on an Adjusted IFRS basis was 30.7% for the first half 2022, in line with the financial framework provided for full year 2022.

Depreciation and amortization expense was €50.9 million, of which €32.4 million is related to IFRS 16.

Adjusted net cash at June 30, 2022 was €3.2 billion, which compares to Adjusted net cash at December 31, 2021 of €3.1 billion.

Free cash flow of €109.6 million for the first half of 2022. Free cash flow, excluding the working capital variance of €51.4 million, was €161.0 million benefiting from strong operational performance and consistently high conversion from Adjusted Recurring EBIT. Free cash flow is stated after capital expenditures, net, of €17.4 million. Adjusted operating cash flow was €127.0 million.

Liquidity and credit rating information

Adjusted liquidity of €4.6 billion at June 30, 2022 comprised of €3.9 billion of cash and €750 million of liquidity provided by the Company’s undrawn revolving credit facility, which is available for general use and serves as a backstop for the Company’s commercial paper program, offset by €70.0 million of outstanding commercial paper.

Shareholder update

As of March 31, 2022, TechnipFMC retained 2.2% ownership of Technip Energies’ issued and outstanding share capital. In April 2022, TechnipFMC sold the remaining 4 million Technip Energies shares. TechnipFMC has now fully exited its position in Technip Energies.

Share repurchase

In the six months to June 30, 2022, the Company has repurchased 3,504,715 of its own stock, for a cash cost of €41 million.

This includes 1,800,000 shares acquired from TechnipFMC on January 14, 2022, as well as 1,496,892 shares purchased as part of the share buy-back program announced on March 22, 2022. It also includes 207,823 shares as part of the liquidity agreement to enhance the liquidity of Technip Energies’ shares.

AGM and Dividend

At the company’s maiden AGM on May 5, 2022, all resolutions submitted to the shareholders for approval at the 2022 Annual General Meeting of Shareholders (“AGM”) were adopted.

All resolutions on the Agenda received a majority of votes in favor including shareholder approval for the 2021 financial statements and the proposed dividend of €0.45 per outstanding common share for the 2021 financial year. The voting results are available at https://investors.technipenergies.com/news-events/agm.

Payment for the cash dividend took place on May 20, 2022.

10	TECHNIP ENERGIES ● 2022 ● HALF-YEAR REPORT

2022 INTERIM MANAGEMENT REPORT 2022 HALF-YEAR RESULTS

1.3.	PRINCIPAL RISKS AND UNCERTAINTIES

RUSSIA

As of June 30, 2022, the Company is in the process of implementing an orderly exit of the Arctic LNG project as explained in the Chief Executive Officer’s quote in the press release for the half year results set forth in Section 1.2 of this Interim Management Report. For the accounting implications of Ukraine’s invasion by Russia, please refer to Note 2.2b. Conflict in Ukraine, of the condensed consolidated financial statements for the half-year ended June 30, 2022.

PRICE VOLATILITY AND
REDUCED MATERIAL AVAILABILITY

The Company will continue to monitor the impact resulting from variations in raw materials and labor costs due to resource shortages, reductions in production capacity and major logistical bottlenecks caused by the re-start of activities following the COVID-19 pandemic which have been further affected by the invasion of Ukraine by Russia and related sanctions.

In the second half of 2022, securing access to key raw materials, notably nickel and copper, as well as semi-conductors will be key. A possible shortage in energy availability may add to instability in the markets and impact production costs (in particular in manufacturing dependent on high energy input) and other costs (including labor).

In this environment, the ability of the Company’s to extend tendering proposals may require additional efforts to mitigate the gap between the terms of the bids to be extended by the Company to its clients and its ability to secure committed project inputs. Contractual provisions including contractual mechanisms which provide for reimbursable or adjustable prices may provide the Company with some protection to the extent it can negotiate these.

As relates to project bids that have already been submitted, the Company may be adversely impacted due to the risk of delays in the delivery of materials and equipment ordered as well as price increases for which it has not secured contractual protection at the ordering phase. In the event that it had secured contractual provisions for price increases or delay in delivery, the Company’s suppliers may nonetheless face unsustainable price increases putting at risk option validity or even purchase order completion at the agreed contractual value. Deliveries longer than those agreed during the tendering phase may also impact a project’s schedule and profitability.

Worldwide transportation constraints and increased shipping costs are also impacting project execution. The Company is adapting its shipping strategy including by seeking to charter vessels on a long term basis to be more pro-active in managing delivery schedules. A dedicated department has been created for such purpose.

The Company is also taking a number of measures, including seeking to identify equipment for which a possible pre-commitment agreement may be entered into to lock in prices to minimize the effects of the volatility, diversifying the Company’s supplier base including by identifying new alternative suppliers (and sub-suppliers as needed), reviewing contractual clauses to be included at the contract negotiation phase, increasing the monitoring of suppliers’

execution in particular at sub-order level, monitoring suppliers’ financial wherewithal, and monitoring price evolution to select the best timing to award (considering always any impact on project schedule). The Company will also assesses the risk of cost and schedule impact at the time it makes a decision to proceed to contract award.

COVID-19

While the situation in Europe has improved for now with respect to the COVID-19 pandemic, it remains a source of continuing restrictions in many parts of the world in which the Company operates. This has had operational impacts for the Company including in supply chain disruptions, productivity declines and logistics constraints as indicated above.

ENERGY SHORTAGE

As a result of the invasion of Ukraine by Russia, the supply of Russian oil and gas to Western European countries has been increasingly constrained, with very material price increases and possible severe impacts on electricity generation during the 2022-2023 winter. Should this result in material electricity shortages in Europe, governments may need to consider rationing measures. Though the Company has limited manufacturing facilities which would be affected by energy rationing (its T.EN Loading Systems, Cybernetix and CyXplus facilities in France), energy shortages could give rise to business continuity issues (both at manufacturing sites and at offices). An analysis of energy consumption and space occupancy will be carried out in response of this risk.

FINANCE RISK

Please refer to Note 20.2. Derivative financial instruments, for a description of the derivative instruments the Company enters into to hedge financial risk, and to Note 22. Market related exposure, for a discussion of certain financial risks the Company may be subject to.

LEGAL PROCEEDINGS

Please refer to Notes 23.2. Contingent liabilities associated with legal matters of the condensed consolidated financial statements for the half-year ended June 30, 2022, for a description of proceedings to which the Company is subject.

OTHER RISKS

Please also refer to Chapter 4, Risk and Risk Management, to section 3.2.2., ESG Risk Management, and to Section 2.6., Operating and financial review, of the Company’s 2021 Annual Report for a description of other risks the Group could be facing in the second half of 2022.

Please carefully consider the specific risks and uncertainties set forth above and the other information contained within this Interim Management Report as these are important factors that could cause the Company’s actual results, performance or achievements to differ materially from the Company’s expected or historical results.

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	11

2022 INTERIM MANAGEMENT REPORT 2022 HALF-YEAR RESULTS

1.4.	RELATED PARTY TRANSACTIONS

Related party transactions are identified and described in Note 21 of the condensed consolidated financial statements for the half-year ended June 30, 2022.

1.5.	FORWARD LOOKING STATEMENTS

This Interim Management Report contains forward-looking statements that reflect the Company’s intentions, beliefs or current expectations and projections about the Company’s future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies and opportunities and the markets in which the Company operates. Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of the Company’s operations or operating results. Forward-looking statements are often identified by the words “believe”, “expect”, “anticipate”, “plan”, “intend”, “foresee”, “should”, “would”, “could”, “may”, “estimate”, “outlook”, and similar expressions including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company.

While the Company believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that the Company anticipates.

All of the Company’s forward-looking statements involve risks and uncertainties (some of which are significant or beyond the Company’s control, such as Russia’s invasion of Ukraine, the associated sanctions and the impact these will have on our and/or our customers’ activities conducted in or related to Russia) and assumptions that could cause actual results to differ materially from the Company’s historical experience and the Company’s present expectations or projections.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements.

Some of these factors are discussed in this Interim Management Report and in particular in Section 1.3., Principal Risks and Uncertainties. Risks are also discussed in the Company’s 2021 Annual Report at chapter 4, Risk and Risk Management, at section 3.2.2., ESG Risk Management, and at Section 2.6., Operating and financial review. These provide a discussion of the factors that could affect the Company’s future performance and the markets in which the Company operates. In light of the possible changes to the Company’s beliefs, assumptions and expectations, the forward-looking events described in this Interim Management Report may not occur.

Additional risks currently not known to the Company or that the Company has not considered material as of the date of this Interim Management Report could also cause the forward-looking events discussed in this Interim Management Report not to occur. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The Company undertakes no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law.

12	TECHNIP ENERGIES ● 2022 ● HALF-YEAR REPORT

On behalf of the Board of Directors, I hereby declare that to the best of our knowledge:

■	The condensed consolidated financial statements for the half-year ended June 30, 2022 have been prepared in accordance with the applicable set of accounting standards and give a true and fair view of the assets, liabilities, financial position and results of Technip Energies and of entities included in the consolidation; and
■	The 2022 interim management report describes the material events that occurred in the first six months of the year and their impact on accounts, together with the main related-party transactions and a description of the main risks and uncertainties for the remaining six months of the year.

Nanterre, July 28, 2022

Arnaud Pieton

Chief Executive Officer

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	13

3.1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

The condensed consolidated financial statements included in this half-year report have not been subject to an external audit by the external auditor.

3.1.1.	CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

(In millions of €)	Note	June 30, 2022	June 30, 2021
Revenue	6	3,216.7	3,118.1
Costs and expenses
Cost of sales		(2,774.2)	(2,665.4)
Selling, general and administrative expense		(160.0)	(149.2)
Research and development expense		(22.1)	(17.4)
Impairment, restructuring and other income (expense)	7	(1.9)	(30.6)
Other income (expense), net	8	1.0	4.5
Operating profit (loss)		259.5	260.0
Share of profit (loss) of equity-accounted investees	10	10.1	3.9
Profit (loss) before financial expense, net and income tax		269.6	263.9
Financial income	11	8.6	7.4
Financial expense	11	(94.0)	(91.2)
Profit (loss) before income tax		184.2	180.1
Income tax (expense)/profit	12	(62.8)	(60.7)
Net profit (loss)		121.4	119.4
Net (profit) loss attributable to non-controlling interests		(2.1)	(7.0)
NET PROFIT (LOSS) ATTRIBUTABLE TO TECHNIP ENERGIES GROUP		119.3	112.4

EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO TECHNIP ENERGIES (1)

Basic	€0.68	€0.63
Diluted	€0.67	€0.62

(1)	For June 30, 2022, basic earnings per share has been calculated using the weighted average number of outstanding shares of 175,916,438 and diluted earnings per share has been calculated using the weighted average number of 178,514,257. For June 30, 2021, basic earnings per share has been calculated using the weighted average number of outstanding shares of 179,245,810 and diluted earnings per share has been calculated using the weighted average number of 181,908,563.

14	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

3.1.2.	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

(In millions of €)	June 30, 2022	June 30, 2021
Net profit (loss)	121.4	119.4
Foreign currency translation differences	53.8	20.7
Reclassification adjustment for net gains included in net profit (loss)	0.4	—
Cash-flow hedge	(53.0)	(28.0)
Income tax effect	5.8	4.6
Other comprehensive income (loss) to be reclassified to statement of income in subsequent years	7.0	(2.7)
Actuarial gains (losses) on defined benefit plans	0.1	0.1
Income tax effect	—	—
Other comprehensive income (loss) not being reclassified to statement of income in subsequent years	0.1	0.1
Other comprehensive income (loss), net of tax	7.1	(2.6)
Comprehensive income (loss)	128.5	116.8
Comprehensive (income) loss attributable to non-controlling interests	0.1	(7.8)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO TECHNIP ENERGIES GROUP	128.6	109.0

HALF-YEAR REPORT ⚫ 2022 ⚫ TECHNIP ENERGIES	15

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

3.1.3.	CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

(In millions of €)	Note	June 30, 2022	December 31, 2021
ASSETS
Goodwill	13	2,102.3	2,074.4
Intangible assets, net	13	87.0	97.8
Property, plant and equipment, net		111.0	114.6
Right-of-use assets	14	236.2	251.9
Equity accounted investees	10	85.2	75.4
Deferred income taxes		155.1	178.0
Other non-current financial assets	15	86.0	66.2
Total non-current assets		2,862.8	2,858.3
Trade receivables, net		858.4	1,038.4
Contract assets	6	468.3	331.8
Income taxes receivable		92.5	55.5
Advances paid to suppliers		259.2	154.5
Other current assets	15	305.9	302.2
Cash and cash equivalents	16	3,668.9	3,638.6
Total current assets		5,653.2	5,521.0
TOTAL ASSETS		8,516.0	8,379.3

EQUITY AND LIABILITIES

Issued capital		1.8	1.8
Additional paid-in capital		941.6	941.6
Treasury shares		(55.6)	(22.5)
Invested equity and retained earnings		697.3	655.1
Accumulated other comprehensive income (loss)		(90.5)	(99.8)
Equity attributable to Technip Energies Group		1,494.6	1,476.2
Non-controlling interests		18.1	30.2
Total equity		1,512.7	1,506.4
Long-term debt, less current portion	18	594.9	594.1
Lease liability	14	221.6	236.9
Deferred income taxes		9.6	13.0
Accrued pension and other post-retirement benefits, less current portion		127.6	127.7
Non-current provisions		56.5	60.7
Other non-current financial liabilities	17	60.5	64.2
Total non-current liabilities		1,070.7	1,096.6
Short-term debt	18	99.4	89.2
Lease liability	14	70.4	68.9
Accounts payable, trade		1,650.4	1,497.1
Contract liabilities	6	3,117.3	3,206.5
Accrued payroll		191.3	232.3
Income taxes payable		65.2	80.8
Current provisions		119.4	90.5
Other current liabilities	17	619.2	511.0
Total current liabilities		5,932.6	5,776.3
Total liabilities		7,003.3	6,872.9
TOTAL EQUITY AND LIABILITIES		8,516.0	8,379.3

16	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

3.1.4.	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(In millions of €)	Note	June 30, 2022	June 30, 2021
CASH PROVIDED (REQUIRED) BY OPERATING ACTIVITIES
Net profit (loss)		121.4	119.4
Adjustments to reconcile net profit to cash provided (required) by operating activities
Depreciation and amortization		69.2	59.8
Employee benefit plan and share-based compensation	9	7.3	14.6
Tax expense	12	62.8	60.7
Net finance costs	11	85.4	83.8
Impairments	7	5.8	—
Share of profit (loss) of equity-accounted investees, net of dividends received	10	8.1	(3.9)
Other		11.0	(1.8)
Income tax paid		(87.9)	(43.7)
Interest paid		(9.9)	(5.7)
Changes in operating assets and liabilities
Trade receivables, net		(99.8)	(166.2)
Contract assets	6	(93.4)	10.1
Inventories, net		(3.1)	(1.0)
Accounts payable, trade		113.3	101.6
Contract liabilities	6	78.3	66.1
Other current assets and liabilities, net	15, 17	(72.7)	77.6
Change in working capital		(77.4)	88.2
Other non-current assets and liabilities, net	15, 17	(6.1)	(23.3)
Cash provided by operating activities		189.7	348.1

CASH PROVIDED (REQUIRED) BY INVESTING ACTIVITIES

Capital expenditures		(17.4)	(15.3)
Acquisition costs of subsidiary, net of cash acquired	4	—	(2.0)
Proceeds from sale of assets		0.1	—
Other financial assets		(8.0)	(1.6)
Cash required by investing activities		(25.3)	(18.9)

CASH PROVIDED (REQUIRED) BY FINANCING ACTIVITIES

Net increase (repayment) in long-term and short-term debt	18	22.0	587.2
Net decrease in commercial paper	18	(10.0)	(313.0)
Purchase of treasury stock	19	(40.4)	(20.0)
Liquidity contract	19	(0.3)	—
Dividends paid to Shareholders		(79.0)	—
Dividends paid to non-controlling interests		(11.4)	—
Settlements of mandatorily redeemable financial liability	20	(120.2)	(129.0)
Payments for the principal portion of lease liabilities		(37.1)	(40.9)
Net proceeds from (repayment of) loans from TechnipFMC		—	54.5
Net (distributions to)/contributions from TechnipFMC		—	(532.9)
Cash provided (required) by financing activities		(276.4)	(394.1)
Effect of changes in foreign exchange rates on cash and cash equivalents		142.3	37.3
(Decrease) Increase in cash and cash equivalents		30.3	(27.6)
Cash and cash equivalents, beginning of period		3,638.6	3,189.7
CASH AND CASH EQUIVALENTS, END OF PERIOD		3,668.9	3,162.1

HALF-YEAR REPORT ⚫ 2022 ⚫ TECHNIP ENERGIES	17

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

3.1.5.	CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(In millions of €)	Issued capital	Additional paid-in capital	Treasury shares	Invested equity and retained earnings	Accumulated other comprehensive income (loss)	Equity attributable to Technip Energies	Non- controlling interests	Total equity
Balance as of December 31, 2020	—	—	—	1,993.9	(184.1)	1,809.8	16.0	1,825.8
Net profit (loss)	—	—	—	112.4	—	112.4	7.0	119.4
Other comprehensive income (loss)	—	—	—	—	(3.4)	(3.4)	0.8	(2.6)
Net (distributions to)/ contributions from TechnipFMC	1.8	952.1	—	(1,513.6)	(4.1)	(563.8)	1.8	(562.0)
Share-based compensation	—	—	—	8.8	—	8.8	—	8.8
Treasury shares	—	—	(20.0)	—	—	(20.0)	—	(20.0)
Other	—	—	—	(1.0)	—	(1.0)	(0.6)	(1.6)
BALANCE AS OF JUNE 30, 2021	1.8	952.1	(20.0)	600.5	(191.6)	1,342.8	25.0	1,367.8

(In millions of €)	Issued capital	Additional paid-in capital	Treasury shares	Invested equity and retained earnings	Accumulated other comprehensive income (loss)	Equity attributable to Technip Energies	Non- controlling interests	Total equity
Balance as of December 31, 2021	1.8	941.6	(22.5)	655.1	(99.8)	1,476.2	30.2	1,506.4
Net profit (loss)	—	—	—	119.3	—	119.3	2.1	121.4
Other comprehensive income (loss)	—	—	—	—	9.3	9.3	(2.2)	7.1
Dividends	—	—	—	(79.0)	—	(79.0)	(11.4)	(90.4)
Share-based compensation	—	—	—	8.1	—	8.1	—	8.1
Treasury shares	—	—	(33.1)	(7.2)	—	(40.3)	—	(40.3)
Other	—	—	—	1.0	—	1.0	(0.6)	0.4
BALANCE AS OF JUNE 30, 2022	1.8	941.6	(55.6)	697.3	(90.5)	1,494.6	18.1	1,512.7

18	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

3.1.6.	NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The accompanying notes are an integral part of the condensed consolidated financial statements.

As used herein, “Technip Energies Group”, “Technip Energies”, “the Group”, “the Company” or “us” refers to Technip Energies N.V. and all the companies included in the scope of consolidation. “Technip Energies N.V.” refers only to the parent company of the Group.

The condensed consolidated financial statements are presented in millions of euros, unless otherwise specified.

These condensed consolidated financial statements were prepared under the responsibility of and approved by the Board of Directors on July 26, 2022.

Technip Energies N.V. is a company with corporate seat in Amsterdam, the Netherlands, and principal place of business at 2126, boulevard de la Défense, CS 10266, 92741 Nanterre Cedex, France.

HALF-YEAR REPORT ⚫ 2022 ⚫ TECHNIP ENERGIES	19

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

● Contents of notes

20	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Note 1. Description of business

As one of the largest engineering and technology (“E&T”) companies by revenue, the Technip Energies Group offers what it characterizes as a full range of design and project development services to its customers spanning the downstream value chain, from early engagement technical consulting through final acceptance testing.

The Group’s core purpose is to combine its E&T capabilities to bring forth new energy solutions and provide applications for the world’s energy transition.

The Group’s business focuses on the study, engineering, procurement, construction, and project management of the entire range of onshore and offshore facilities related to gas monetization, ethylene, hydrogen, refining, and chemical processing from biofuels and hydrocarbons. Technip Energies conducts large-scale, complex, and challenging projects often in environments with extreme climatic conditions. The Group relies on early engagement and front-end design as well as technological know-how for process design and engineering, either through the integration of technologies from its own proprietary technologies or through alliance partners. Technip Energies seeks to integrate and develop advanced technologies and reinforce the Group’s project execution capabilities.

The Group also provides support services to other critical industries, such as life sciences, renewables, mining, and metal and nuclear.

The Technip Energies Group believes that it is differentiated from its competitors by its ability to offer clients a comprehensive portfolio of technologies, products, projects, and services. The Group’s capabilities span from feasibility studies, consulting services, process technology know-how, proprietary equipment, and project management to full engineering and construction. The Group’s expertise in integrating process technologies, either proprietary or from third-party licensors, fosters early project engagement, with a significant impact on project economics.

The Group partners with some of the world’s most well-known players in oil and gas for technologies, equipment, and construction worldwide. Additionally, the Group’s project management consulting services leverage its expertise in the management of complex projects to the benefit of its clients.

Note 2. Summary of significant accounting policies

2.1.	Basis of preparation

The condensed consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“UE”), in particular, for interim financial information according to IAS 34, Interim Financial Reporting (“IAS 34”).

The consolidation principles and accounting policies applied in the condensed financial statements for the six-month period ended June 30, 2022 and 2021 are in conformity with those we applied and detailed in the consolidated financial statements for the year ended December 31, 2021, except for specific requirements listed below:

■	Employee benefits

The amount of obligation corresponding to post-employment benefits and other long-term benefits as of June 30, 2022, is calculated by projecting the prior year obligation over one half-year, taking into account the benefits paid out.

■	Income tax

Income tax (current and deferred) is calculated by applying the estimated annual average tax rate for the current year, for each entity or tax group, to the consolidated Group’s profit before tax. Income tax on any material non-recurring items for the period is measured at the actual income tax rate applicable to the items concerned.

2.2.	Changes in accounting policies

a.	Use of critical accounting estimates, judgments and assumptions

The preparation of condensed consolidated financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as expenses.

Refer to Note 1.7. “Use of critical accounting estimates, judgments and assumptions” in the Technip Energies Group consolidated financial statements for the year ended December 31, 2021, for a discussion of critical accounting estimates, judgments and assumptions. During the six-month period ended June 30, 2022, there were no changes to identified critical accounting estimates, judgments and assumptions.

b.	Conflict in Ukraine

The conflict in Ukraine and the sanctions imposed against Russia and Belarus pose significant challenges to business activities and introduce a degree of uncertainty on the expected development of such activities. The Group has considered its direct and indirect risk exposure resulting from the conflict in the preparation of its financial statements for the half-year and its assessment is discussed below.

Impairment of non-financial assets

■	Goodwill

Goodwill and impairment of non-financial assets accounting principles described in section 9.1.6. Notes to consolidated financial statements - Note 1. Accounting principles, in the Annual Report remain applicable as of June 30, 2022.

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	21

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

In view of the significant developments as a result of the conflict in Ukraine, Technip Energies considered the impact of the conflict for the preparation of its interim financial statements. Considering the nature of the Group’s activities and its current portfolio, the conflict and accompanying packages of sanctions have consequences on the financial statements mainly arising from fluctuations in the foreign exchange rates, restrictions on operations, including possible disruption to the supply chain that impact product costs and cause delays or inability to source product for instance.

IAS 36, ‘Impairment of assets’, requires that management consider at each reporting date whether there is any indication that an asset may be impaired. The recoverable amount in the current uncertain environment requires a careful assessment of the cash-flow projections.

Considering the above, Technip Energies performed a goodwill impairment test at the level used to monitor goodwill for internal management purposes, which corresponds to the Technip Energies’ CGUs (Project Delivery and Technology, Products and Services).

Net cash-flows pertaining to Arctic LNG 2 project as well as new business opportunities in Russia have been excluded from the prospective financial information. To calculate future cash-flows, Technip Energies used estimates of economic and market assumptions that reflect expected global economic growth, technology efficiency, policy measures, consideration of investments (capital expenditures), cost of development and, as mentioned above, considered the conflict’s impacts and consequences. The assumptions also included estimates of future expected operating margins, tax rates, cash expenditures including those in connection with the Group’s energy transition objectives.

The valuation of CGUs for goodwill impairment testing purposes was based on the discounted cash-flow method, under the income approach. The income approach estimates the value in use by discounting each CGUs estimated future cash-flows using a weighted-average cost of capital that reflects current market conditions and the risk profile of the CGUs.

The following table presents the risk-adjusted post tax discount rate for both CGU:

	June 30, 2022	December 31, 2021
Project Delivery	12.0%	11.5%
Technology, Products & Services	10.5%	9.5%

The excess of value in use over carrying amount was approximately €700.0 million and €625.0 million for Project Delivery and Technology, Products and Services, respectively.

As such, the Group’s impairment test performed on goodwill did not lead to impairment. The Group also performed sensitivity analysis during this exercise. Considering a 1.0% increase of the discount rate and a 1.0% decrease of the long-term growth rate, the excess of value in use over carrying amount was approximately €568.0 million for Project Delivery and €443.0 million for Technology, Products and Services.

The conclusion of the Group’s impairment test campaign remains unchanged after allocation of corporate assets.

The following table is the carrying amount of goodwill allocated by CGU:

(In millions of €)	June 30, 2022	December 31, 2021
Project Delivery	1,543.7	1,542.8
Technology, Products & Services	558.6	531.6
TOTAL	2,102.3	2,074.4

During the six-month period ended June 30, 2022 and the year ended December 31, 2021, the Technip Energies Group did not record any goodwill impairment expenses.

Excluding goodwill, the Group does not hold significant non-financial assets located in Russia or that would directly or indirectly be impacted by the conflict. It has therefore not recorded any impairment as of June 30, 2022 on property plant and equipment, right-of-use or intangible assets.

Impairment of financial instruments and other financial risks

■	Expected credit loss

In assessing impairment of financial instruments, the Group considered the potential effects of the conflict in Ukraine on the measurement of its weighted average expected credit loss rate. The analysis of the increase of the credit risk on financial instruments has been performed on a collective basis, during which we have asked the Group entities to identify counterparties which are Russian or have links with Russia. By adopting this “ad hoc” approach, Technip Energies concluded that there is no impact on the rate used to measure the expected credit loss at Group level. The Arctic LNG 2 project is in a positive cash-flow position and as of June 30, 2022, balance sheet positions of the Arctic LNG 2 project reflect the Group’s assessment of its exposure and level of collectability.

Excluding Arctic LNG 2, the Group’s positions with Russian external third parties are not material, and the collection of receivables is considered highly probable.

■	Liquidity and currency risk

Further to the conflict in Ukraine and the consecutive sets of sanctions and counter sanctions which have been enacted by, amongst others the EU, USA authorities and the Central Bank of Russia, the Group is monitoring financials risks to which it may be exposed such as credit risk, liquidity risk and currency risk. We can report that we no longer have any foreign exchange coverages related to Rubles in our books, nor any debit situation with our Treasury Center. The cash position held by Russian subsidiaries is not material at Group level, and no loan is in place to Russian entities or other Russian parties. It shall be noted that Technip Energies does not hold significant balances of cash positions in Rubles or located in Russia (cash and cash equivalent by currency provided in Note 16.).

Revenue from Contracts with Customers

The Group evaluated the potential implications of the Ukraine conflict on revenue recognition for the six-month period ended June 30, 2022 and concluded that current developments did not affect its ability to recognize revenue nor the measurement of variable considerations over the first six months of the year.

The analysis performed confirms that the criteria to recognize revenue are met. To date, the Group considers that any outstanding consideration due is collectible on the project.

22	TECHNIP ENERGIES ● 2022 ● HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Although the Group’s revenue will be affected by the inability to pursue its operations in Russia due to the sanctions associated to the Ukraine conflict, suspension and termination of the Arctic LNG 2 contract would not give rise to variable considerations arising out of contractual penalties, liquidated damages, or price concessions that could be granted to the Arctic LNG 2 customer.

There are no refund liabilities, termination penalties or other contractual liability that would not already have materialized in the balance sheet positions of the Arctic LNG 2 contract.

The Group did not identify significant additional costs to be incurred to satisfy its performance obligation under the Arctic LNG 2 contract that would need to be included in the cost-to-cost input method for measuring progress and revenue recognition.

Material judgements and estimates

■	Judgement

In the context of the geopolitical uncertainty arising from the conflict in Ukraine, the Group’s management applied judgement in revenue recognition notably on Arctic LNG 2 and recognized revenue where it is authorized to do so, in compliance with applicable sanctions adopted by the European Union.

■	Assumptions about the future and other sources of estimation uncertainty

Material changes have been performed during the six-month period in the assumptions underlying the estimation of recoverable amounts of assets for impairment tests. This is described in detail in section “Impairment of non-financial assets”.

On the goodwill impairment test performed, Group estimates and assumptions used have excluded all flows from the Arctic LNG 2 project and did not consider any new business opportunities in Russia. The Group does not expect a significant likelihood that it would have to make a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Going concern

In the continuity of the assessment performed by the Group for its 2021 Annual Report and described in Note 2. Going concern, management has considered the potential implications of the measures taken in response to the conflict in Ukraine when assessing the Group’s ability to continue as a going concern. Although Technip Energies acknowledges that the current situation has introduced uncertainty in the conduct of businesses as well as global and wide potential impacts, management considers that the Company has sufficient resources to continue in operational existence for the foreseeable future and that there is no material uncertainty related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern.

For this reason, Technip Energies continues to adopt the going concern basis in preparing the condensed consolidated financial statements.

Cyber impacts

As part of Technip Energies’ ongoing cybersecurity strategy, the Group undertakes regular reviews of external threats and evaluates them against its existing systems and processes. Given the situation, the Group increased its threat monitoring capabilities through a combination of additional technologies and services to mitigate any additional threats that are identified. These can be from several threats including nation states and political hacktivists. Technip Energies has also additionally increased the awareness of these threats to all its employees through a combination of additional awareness campaigns and supplemental training.

On April 1, 2022, the Group renewed its cyber insurance policy with Lloyd’s syndicates Brit and Kiln who, in the cover provided under this policy have expressly excluded:

■	Any loss or damage or liability in or from any occurrence in Russia or their respective territorial waters.

■	Any loss or damage or liability incurred by persons or entities located in Russia or their respective territorial waters.

Note 3. Seasonality

Technip Energies’ operations may be affected by variations from normal weather patterns, such as cooler or warmer summers and winters. Adverse weather conditions, such as hurricanes or extreme winter conditions, may interrupt or curtail the Group’s operations, or its customers’ operations, cause supply disruptions or loss of productivity and may result in a loss of revenue or damage to equipment and facilities. This information is provided to allow for a better understanding of the results, however, management has concluded that this is not “highly seasonal” in accordance with IAS 34.

Note 4. Changes in the scope of consolidation

Half-year ended June 30, 2022

The Group did not have any significant acquisitions and divestitures during the six months ended June 30, 2022.

Half-year ended June 30, 2021

On April 27, 2021, the Technip Energies Group’s participation in Inocean AS was increased to 100% by acquiring the remaining 49.0% of Inocean AS that the Group did not already own for €2.0 million. Inocean AS was already fully consolidated. The carrying amount of non-controlling interest, at the date of acquisition, was €0.5 million.

Note 5. Segment information

In the periods presented here, the Chief Executive Officer reviewed and evaluated the Technip Energies Group operating performance to make decisions about resources to be allocated and has been identified as the Chief Operating Decision Maker (“CODM”). Utilizing the internal reporting information provided to the CODM, the Technip Energies

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Group has changed, in 2021, the structure of its internal organization and defined two segments designated as Project Delivery and Technology, Products and Services. The assessment of the operating segment’s performance is based on the Group’s EBIT. Statement of income information by segment is shown below:

(In millions of €)	June 30, 2022
	Project Delivery	Technology, Products & Services	Corporate/ non allocable	Total
Revenue	2,574.8	641.9	—	3,216.7
EBIT (PROFIT (LOSS) BEFORE FINANCIAL EXPENSES, NET AND INCOME TAX)	233.5	59.4	(23.3)	269.6

	June 30, 2021
(In millions of €)	Project Delivery	Technology, Products & Services	Corporate/ non allocable	Total
Revenue	2,497.6	620.5	—	3,118.1
EBIT (PROFIT (LOSS) BEFORE FINANCIAL EXPENSES, NET AND INCOME TAX)	252.3	54.0	(42.4)	263.9

During the six months ended June 30, 2022 and 2021, revenue from Arctic LNG 2 and Yamal exceeded 10% of Technip Energies’ consolidated revenue. Revenue from North Field Expansion project also exceeded 10% of Technip

Statement of financial position information by segment is shown below:

Energies’ consolidated revenue during the six months ended June 30, 2022.

(In millions of €)	June 30, 2022
	Project Delivery	Technology, Products & Services	Corporate/ non allocable	Total
TOTAL ASSETS	2,695.3	1,150.5	4,670.2	8,516.0

	December 31, 2021
(In millions of €)	Project Delivery	Technology, Products & Services	Corporate/ non allocable	Total
TOTAL ASSETS	2,697.8	1,091.5	4,590.0	8,379.3

Note 6. Revenue

6.1.	Principal revenue generating activities

The Group’s offering to its clients consists of Project Delivery, and Technology, Products and Services. Technip Energies Group business focuses on the study, engineering, procurement, construction, and project management of the entire range of onshore and offshore facilities related to gas monetization, refining, and chemical processing from biofuels and hydrocarbons. The majority of the Technip Energies Group revenue is from long-term contracts associated with designing and manufacturing products and systems and providing services to customers involved in the energy sector. Many of these contracts provide a combination of engineering, procurement, construction, project management and installation services, which may last several years. Management has determined that contracts of this nature have generally one performance obligation. In these contracts, the final product is highly customized to the specifications of the field and the customer’s requirements. Therefore, the customer obtains control of the asset over time, and thus revenue is recognized over time. These customized products do not have an alternative use for the Group and the Group has an enforceable right to payment plus reasonable profit for performance completed to date.

24	TECHNIP ENERGIES ● 2022 ● HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

6.2.	Disaggregation of revenue

The Technip Energies Group disaggregates revenue by geographic location as follows:

(In millions of €)	June 30, 2022	June 30, 2021
Europe & Russian Federation	1,392.8	1,810.4
Africa & Middle East	1,125.4	579.7
Asia Pacific	402.1	456.8
Americas	296.4	271.2
TOTAL REVENUE	3,216.7	3,118.1

6.3.	Contract balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, revenues in excess of billings on uncompleted contracts (contract assets), and billings in excess of revenues on uncompleted contracts (contract liabilities) on the condensed consolidated statement of financial position.

Contract Assets - Previously disclosed as revenue in excess of billings on uncompleted contracts, contract assets include unbilled amounts typically resulting from sales under long-

term contracts when revenue is recognized over time and revenue recognized exceeds the amount billed to a customer, and right to payment is not just subject to the passage of time. Amounts may not exceed their net realizable value. Contract Assets are generally classified as current.

Contract Liabilities - The Group often receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities.

The following table provides information about net contract assets (liabilities) as of June 30, 2022 and December 31, 2021:

(In millions of €)	June 30, 2022	December 31, 2021	Change	% Change
Contract assets	468.3	331.8	136.5	41.1%
Contract (liabilities)	(3,117.3)	(3,206.5)	89.2	(2.8%)
NET LIABILITIES	(2,649.0)	(2,874.7)	225.7	(7.9%)

The portion of Contract Liabilities related to Yamal LNG Plant as of June 30, 2022 was €1.1 million and €344.1 million as of December 31, 2021.

The increase in our contract assets from December 31, 2021, to June 30, 2022, was primarily due to the timing of milestones.

The decrease in contract liabilities was primarily due to the amounts recognized as revenue exceeding the cash received during the period.

In order to determine revenue recognized in the period from contract liabilities, the Group allocates revenue to the individual contract liability balance outstanding at the beginning of the period until the revenue exceeds that balance. Revenue recognized for the six-month periods ended June 30, 2022 and 2021 that were included in the contract liabilities balance at December 31, 2021 and 2020 was €1,873.5 million and €1,565.2 million, respectively.

Revenue recognized for the six-month periods ended June 30, 2022 and 2021 from the Technip Energies Group’s performance obligations satisfied in previous periods had a favorable impact of €36.8 million and €171.0 million respectively. This primarily relates to changes in the estimate of the stage of completion.

6.4.	Transaction price allocated to the remaining unsatisfied performance obligations

Remaining unsatisfied performance obligations (“backlog”) represent the transaction price for products and services for which we have an enforceable right but work has not been performed. Transaction price of the backlog includes the base transaction price, variable consideration, and changes in transaction price. The backlog table does not include contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed. The transaction price of backlog related to unfilled, confirmed customer orders is estimated at each reporting date. As of June 30, 2022 and December 31, 2021, the aggregate amount of the transaction price allocated to backlog was €13,316.6 million and €15,916.9 million, respectively. Remaining unsatisfied performance obligations as of June 30, 2022 takes into consideration the revision of the backlog associated to Arctic LNG 2.

The following table details the backlog as of June 30, 2022:

(In millions of €)	2022	2023	2024+
Total remaining unsatisfied performance obligations	3,285.1	4,124.4	5,907.1

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	25

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Note 7. Impairment, restructuring and other income (expense)

Impairment, restructuring and other income (expense) is detailed as follows:

(In millions of €)	June 30, 2022	June 30, 2021
Impairment costs	(5.8)	—
Restructuring costs	3.9	(2.8)
Separation costs	—	(27.8)
TOTAL IMPAIRMENT, RESTRUCTURING AND OTHER INCOME (EXPENSE)	(1.9)	(30.6)

Goodwill and property, plant and equipment impairments

The conflict in Ukraine has been considered as an impairment indicator for the Group’s non-financial assets. Considering low materiality of property, plant and equipment and intangible assets located in Russia, these have not been impaired during the six-month period ended June 30, 2022. The impairment test conducted on Goodwill is discussed in detail in Note 2 of this half-year report and concluded that no impairment needed to be recorded. As of June 30, 2022, two buildings leased and used by the Group for its offices have been impaired for an aggregate of €5.8 million.

Restructuring costs

During the six-month period ended June 30, 2022, €3.9 million of restructuring costs are made of severance costs as well as income coming from waved risks after the end of a warranty period on discontinued activities.

Separation costs

Separation related costs include fees and expenses associated with the separation transaction (“the Spin-off”) of €27.8 million as of June 30, 2021. The costs include legal and tax advice expenses, consulting services and other separation activities related costs. There were no separation related costs incurred in the six-month period ended June 30, 2022.

Note 8. Other income and expense (net)

Total other income and expense, net is as follows:

(In millions of €)	June 30, 2022	June 30, 2021
Foreign currency gain (loss)	0.7	1.3
Reinsurance income (expense)	1.2	0.9
Net gain (loss) from disposal of property, plant and equipment and intangible assets	0.1	—
Other	(1.0)	2.3
TOTAL OTHER INCOME AND EXPENSE, NET	1.0	4.5

Note 9. Share-based compensation

The expense related to compensation based on performance shares (“Performance Shares”) and stock options granted to employees and board members, is recorded in the condensed consolidated statement of income for €8.0 million and €8.9 million as of June 30, 2022 and 2021 respectively.

9.1.	Performance and restricted shares

a.	2022 Performance shares program under the Technip Energies N.V. Incentive Award Plan–revision of the performance metrics

The Compensation Committee of the Board of Directors, at its meeting of February 22, 2021, established the terms and conditions of the 2021 Performance shares program (the “2021 Program”) under and pursuant to the terms of the Technip Energies N.V. Incentive Award Plan (the “Plan”). The 2021 Program provides for the allocation of shares granted in either the form of performance stock units (“PSUs”) or restricted stock units (“RSUs”).

On February 28, 2022, the Compensation Committee delegated to the Chief Executive Officer the decision to implement the granting of Performance Shares under the 2022 Program. Main grant of these Performance Shares were allocated as of March 28, 2022 by the Chief Executive Officer under the 2022 Program pursuant to his decision.

Under the 2022 Program, €21.0 million were authorized for awards. A first grant of 1,659,182 shares (897,084 PSUs and 762,098 RSUs, representing €18.9 million at €11.36 (closing stock price at the grant date) was made on March 28, 2022. A second grant, purposed for additional selective grants is planned on September 19, 2022 for an estimated budget of €2.0 million.

Performance Shares generally vest after three years of service.

Share-based compensation expense is recognized ratably over the vesting period. Exceptions to the service period are the death or disability of the employee upon which vesting accelerates.

26	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

The Compensation Committee of the Board of Directors, at its meeting of February 28, 2022, has approved the terms of the 2022 Long-Term Incentive Program, and the revision of the LTI performance metrics. Under this program, certain Employees, Senior Executives, Executive Committee members or Officers benefit from PSUs that vest subject to achieving satisfactory performances and/or from RSUs that vest subject to continuous presence within the Group. This year, the performance metrics that rule performance criteria of the PSUs have been revised:

■	The Total Shareholder Return (“TSR”) represents now 37.5% of performance conditions mix (vs 100% in 2021 Performance Shares Program). The TSR peer group to assess Technip Energies has also been revised from 8 to 10 reference companies;

■	Earning Per Share (“EPS”) has been set as a second financial indicator for 37.5% of performance conditions mix;

■	E.S.G. performance metric, combining 3 Key Performance Indicators evenly weighted, has been determined as the third indicator and now represents 25% of PSUs performance conditions.

The fair value of such PSUs is estimated using both a Monte Carlo simulation model and closing stock price at the grant date whereas RSUs fair value is based on the closing stock price at the grant date.

b.	Vesting of March 8, 2019 and April 15, 2021 Long-Term Incentive programs

In connection with the separation of Technip Energies from TechnipFMC plc, the outstanding rights to receive ordinary shares of TechnipFMC pursuant to Restricted Stock Units and Performance Stock Units awarded on March 8, 2019, were converted under RSUs on the same terms and conditions under Technip Energies’ Long Term Incentive programs. Out of the 560,006 Performance Shares granted to certain Employees, Senior Executives, Executive Committee members or Officers:

■	538,124 shares vested on March 8, 2022, at an acquisition price of €9.16 per shares (Technip Energies' stock price on the vesting date, i.e.: the opening of the Paris stock exchange market on March 8, 2022), according to applicable 3 years vesting period, the presence condition for PSUs and RSUs, and applied 100% performance conditions for PSUs;

■	21,882 shares have been forfeited due to the unfulfillment of presence condition or the lack of formal acceptance from grantees, according to the requirement of program terms and conditions.

A Restricted Shares Units (RSUs) Program was granted to 7 Non-Executive Directors on April 15, 2021, subject to a one-year vesting and to presence condition as of April 15, 2022. These 94,829 RSUs were vested in full on April 15, 2022, at the acquisition price of €12.18 per share (Technip Energies' stock price at the opening of the Paris stock exchange market on April 19, 2022).

9.2.	Stock options

During the six-month periods ended June 30, 2022 and June 30, 2021, there has been no movements regarding stock options.

Note 10. Investment in equity affiliates, joint ventures and other projects construction entities

The carrying amounts of the Technip Energies Group’s equity affiliates and joint ventures accounted for under the equity method amounted to €85.2 million and €75.4 million as of June 30, 2022 and December 31, 2021, respectively.

Main equity investments were as follows as of June 30, 2022, and December 31, 2021:

(In millions of €, except %)	Place of business/ incorporation	June 30, 2022		December 31, 2021
		Percentage owned	Carrying value	Percentage owned	Carrying value
ENI Coral FLNG	Mozambique, France	50.0%	50.3	50.0%	45.5
BAPCO Sitra Refinery	Bahrain	36.0%	—	36.0%	—
Novarctic	France, Russian Federation	33.3%	—	33.3%	—
NFE	Qatar, France, Japan	50.0%	3.4	50.0%	2.0
Other		N/A	31.5	N/A	27.9
TOTAL		85.2		75.4

ENI Coral FLNG is an affiliated company in the form of a joint venture between Technip Energies, JGC Corporation, Samsung Heavy Industries and TechnipFMC, all partners in the TJS Consortium. ENI Coral FLNG was formed in 2017 when awarded a contract for the Engineering, Procurement, Construction, Installation, Commissioning and Startup of the Coral South FLNG facility. The 50.0% investment has been accounted using the equity method.

Bapco Sitra Refinery is an affiliated company in the form of a joint venture between Technip Energies, Samsung Engineering and Técnicas Reunidas. Bapco Sitra Refinery was formed in 2018 when awarded a contract from Bahrain Petroleum Company for the Bapco Modernization Program (BMP) for the expansion of the capacity of the existing Sitra oil refinery in Bahrain’s Eastern coast. The 36.0% investment has been accounted using the equity method.

HALF-YEAR REPORT ⚫ 2022 ⚫ TECHNIP ENERGIES	27

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Novarctic is an affiliated company in the form of a joint venture between Technip Energies, Saipem and Nipigas. The entity was formed in 2019 when awarded a contract from Novatek for three liquefied natural gas (LNG) trains to manage the construction located in the Gydan peninsula in West Siberia, Russia. The 33.3% investment has been accounted using the equity method.

With our partner Chiyoda Corporation, Technip Energies was awarded a contract from Qatar Petroleum for the onshore facilities of the North Field East Project (NFE Project) for four liquefied natural gas (LNG) trains and associated utility facilities. To carry-out our performance obligation under the contract, various legal companies and arrangements have been established, some of which qualify as joint operations according to IFRS 11 and are accounted at our proportionate share of such operations and others are joint-ventures which are accounted using the equity method.

The Technip Energies Group’s total net profit from equity affiliates and joint ventures was €10.1 million as of June 30, 2022 and €3.9 million as of June 30, 2021.

The Technip Energies Group’s dividends received from equity affiliates and joint ventures was €18.2 million as of June 30, 2022 and was nil as of December 31, 2021.

The summarized financial information (at 100%) of the investments in joint ventures and associates is presented below for all entities as well as separately for the three major equity investments.

Summarized statement of financial position:

	Total for all JVs and associates		Bapco, Coral and Novarctic only
(In millions of €)	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021

DATA AT 100%

Non-current assets	49.6	50.5	10.2	17.6
Other current assets	684.7	556.3	451.6	482.4
Cash and cash equivalents	1,177.1	1,275.8	943.6	1,084.0
Total current assets	1,861.8	1,832.1	1,395.2	1,566.4
Total non-current liabilities	27.0	20.3	0.3	3.2
Total current liabilities	1,720.2	1,676.8	1,356.3	1,500.9
Net assets at 100%	164.2	185.5	48.8	79.9
Net assets attributable to Technip Energies Group	52.7	59.8	32.6	41.5
Negative investments reclassification	32.5	15.6	17.7	4.0
Investments in equity affiliates	85.2	75.4	50.3	45.5

Summarized statement of total comprehensive income:

	Total for all JVs and associates		Bapco, Coral and Novarctic only
(In millions of €)	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

DATA AT 100%

Revenue	1,248.5	696.1	845.8	653.1
Depreciation and amortization	(1.5)	(1.9)	(1.0)	(1.5)
Financial income	26.2	10.9	21.2	9.5
Financial expense	(26.3)	(16.4)	(22.6)	(15.3)
Income tax (expense)/profit	(11.4)	1.2	(11.4)	1.7
Net profit (loss)	7.4	5.4	(1.5)	8.6
Other comprehensive income (loss)	6.2	4.7	(1.4)	(0.1)
TOTAL COMPREHENSIVE INCOME (LOSS)	13.6	10.1	(2.9)	8.5

28	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Note 11. Financial income (expense)

Total financial income is as follows for the six months ended June 30, 2022 and 2021:

(In millions of €)	June 30, 2022	June 30, 2021
Interest income	8.4	4.8
Other financial income	0.2	2.6
TOTAL FINANCIAL INCOME	8.6	7.4

Interest income reaches €8.4 million and €4.8 million as of June 30, 2022 and 2021 respectively. The variation is mainly caused an increase of the deposit amount.

Other financial income includes fair value through profit and loss of quoted equity instruments for which is nil as of June 30, 2022 and €2.6 million as of June 30, 2021.

Total financial expense is as follows for the six months ended June 30, 2022 and 2021:

(In millions of €)	June 30, 2022	June 30, 2021
Interest expense	(7.8)	(9.2)
Financial expense related to long-term employee benefit plan	(0.7)	(0.5)
Redeemable financial liability fair value measurement	(75.9)	(71.8)
Other financial expense	(9.6)	(9.7)
TOTAL FINANCIAL EXPENSE	(94.0)	(91.2)

Total financial expense is mainly composed of €75.9 million and €71.8 million as of June 30, 2022 and 2021 respectively related to the Yamal redeemable financial liability fair value measurement (Note 20).

Interest expense includes lease interest for €2.3 million, and €3.4 million as of June 30, 2022, and 2021 respectively.

Other financial expense includes fair value through profit and loss of quoted equity instruments for €5.6 million and €8.3 million as of June 30, 2022, and 2021 respectively.

Note 12. Income taxes

Technip Energies N.V. is incorporated in the Netherlands. However, for income tax purposes Technip Energies N.V. is resident in France. Therefore, Technip Energies N.V. earnings are subject to tax at the French statutory tax rate of 25.83% (vs 28.41% in 2021).

Technip Energies Group income taxes for the six months ended June 30, 2022 and 2021 reflected effective tax rates of 34.11% and 33.7% respectively.

The Technip Energies Group effective tax rate can fluctuate depending on its country mix of earnings since the Technip Energies Group foreign earnings are generally subject to tax rates different than the one applicable in France.

Note 13. Goodwill and intangible assets

The goodwill and intangible assets’ costs and accumulated amortization are presented in the following table:

(In millions of €)	Goodwill	Licenses, patents and trademarks	Software	Other	Total
Net book value as of December 31, 2021	2,074.4	34.2	17.3	46.3	2,172.2
Costs	2,102.3	107.6	109.8	110.6	2,430.3
Accumulated amortization	—	(70.7)	(86.4)	(83.9)	(241.0)
NET BOOK VALUE AS OF JUNE 30, 2022	2,102.3	36.9	23.4	26.7	2,189.3

As of June 30, 2022, developments associated to the conflict in Ukraine have been considered as an impairment indicator. The Group therefore performed a goodwill impairment test described in note “Use of critical accounting estimates, judgments and assumptions”. No impairment was recorded as of June 30, 2022 on Goodwill as a result of this exercise.

The Group’s intangible assets have not been exposed to significant events which might have caused to impair their carrying amounts.

HALF-YEAR REPORT ⚫ 2022 ⚫ TECHNIP ENERGIES	29

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Note 14. Leases

In December 2021, net book value of right-of-use assets was €251.9 million which compares to €236.2 million as of June 30, 2022.

The principal type of assets composing the net book value as of June 30, 2022 is made of real estate for €230.6 million (of which Group’s headquarters).

The following table is a summary of amounts recognized in the condensed consolidated statements of income as of June 30, 2022 and 2021:

(In millions of €)	June 30, 2022	June 30, 2021
Depreciation of right-of-use assets	(32.3)	(40.2)
Interest expense on lease liabilities	(2.3)	(3.4)
Short-term lease costs	(1.8)	(2.0)
Sublease income	1.2	0.9

The following table is the lease liability recorded as of December 31, and June 30, 2022:

(In millions of €)	June 30, 2022	December 31, 2021
Non-current lease liabilities	221.6	236.9
Current lease liabilities	70.4	68.9
TOTAL LEASE LIABILITIES	292.0	305.8

The table below shows the ending balance and depreciation of right-of-use assets:

(In millions of €)	Total
Net book value as of December 31, 2021	251.9
Costs	393.3
Accumulated depreciation	(140.9)
Accumulated impairment	(16.2)
NET BOOK VALUE AS OF JUNE 30, 2022	236.2

Note 15. Other assets (non-current and current)

The non-current assets are as follows:

(In millions of €)	June 30, 2022	December 31, 2021
Financial assets at amortized cost, gross	58.8	37.1
Impairment allowance	(1.4)	(1.4)
Non-current financial assets at amortized cost, net	57.4	35.7
Quoted equity instruments at FVTPL	26.4	26.5
Impairment allowance	(6.8)	(1.2)
Non-current financial assets at FVTPL	19.6	25.3
Derivative assets	6.9	3.1
Other lease receivable	2.1	2.1
Other non-current assets, total	9.0	5.2
TOTAL OTHER NON-CURRENT ASSETS	86.0	66.2

The current assets are as follows:

(In millions of €)	June 30, 2022	December 31, 2021
Value added and other tax receivables	172.3	171.7
Other receivables	51.4	61.0
Prepaid expenses	44.2	39.1
Derivative assets	11.7	7.9
Other	26.3	22.5
TOTAL OTHER CURRENT ASSETS	305.9	302.2

30	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Note 16. Cash and cash equivalents

Cash and cash equivalents are as follows:

(In millions of €)	June 30, 2022	December 31, 2021
Cash at bank and in hand	1,425.3	1,510.3
Cash equivalents	2,243.6	2,128.3
TOTAL CASH AND CASH EQUIVALENTS	3,668.9	3,638.6
Euro (EUR)	1,744.0	1,441.0
U.S. dollar (USD)	1,350.9	1,654.2
Chinese yuan renminbi (CNY)	265.5	213.1
Malaysian ringgit (MYR)	102.1	46.7
Japanese yen (JPY)	49.8	31.0
Russian ruble (RUB)	25.9	28.8
Vietnamese dong (VND)	17.1	23.9
Pound sterling (GBP)	15.4	27.0
Kuwaiti dinar (KWD)	15.3	10.3
Trinidad and Tobago dollar (TTD)	13.4	12.4
Azerbaijani manat (AZN)	10.9	37.1
Other (less than €10 million individually)	58.6	113.1
TOTAL CASH AND CASH EQUIVALENTS BY CURRENCY	3,668.9	3,638.6

A substantial portion of cash and securities are recorded or invested in either Euro or U.S. dollar which are frequently used by the Group within the framework of its commercial relationships. Cash and securities in other currencies correspond either to deposits retained by subsidiaries located in countries where such currencies are the national currencies in order to ensure their own liquidity, or to amounts received from customers prior to the payment of expenses in these same currencies or the payment of dividends. Short-term deposits are classified as cash equivalents along with other securities.

Note 17. Other liabilities (non-current and current)

The following table provides a breakdown of other non-current liabilities:

(In millions of €)	June 30, 2022	December 31, 2021
Redeemable financial liability	—	32.4
Non-current financial liability at FVTPL, total	—	32.4
Subsidies	1.8	1.8
Derivative liabilities	14.0	1.0
Other	44.7	29.0
Other non-current liabilities, total	60.5	31.8
TOTAL OTHER NON-CURRENT LIABILITIES	60.5	64.2

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	31

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

The following table provides a breakdown of other current liabilities:

(In millions of €)	June 30, 2022	December 31, 2021
Redeemable financial liability	106.0	108.4
Current financial liability at FVTPL, total	106.0	108.4
Accruals on completed contracts	264.1	112.0
Other taxes payable	91.3	101.0
Social security liabilities	44.8	41.7
Derivative liabilities	45.2	33.2
Other (1)	67.8	114.7
Other current liabilities, total	513.2	402.6
TOTAL OTHER CURRENT LIABILITIES	619.2	511.0

(1)	As of June 30, 2022, “Other” is mainly composed of €24.6 million liability incurred by Technip Energies N.V. in relation to the spin off, €9.6 million corresponding to the short-term portion of provisions for pensions and other employee benefits, and €7.8m of payable for Hy2gen investment. As of December 31, 2021, “Other” notably includes liability on lawsuit litigation for €48.6 million, a €24.8 million liability incurred by Technip Energies N.V. in relation to the spin off, €24.2 million of customer advance payment and other current liabilities as well as the short-term portion of provisions for pensions and other employee benefits for €9.9 million.

Note 18. Debt (long and short-term)

Long and short-term debt consisted of the following:

(In millions of €)	June 30, 2022		December 31, 2021
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds	595.5	490.3	598.5	602.1
Commercial papers	70.0	70.0	80.0	80.0
Bank borrowings and other	28.8	28.8	4.8	4.8
Financial debts	694.3	589.1	683.3	686.9
Lease liability	292.0	292.0	305.8	305.8
FINANCIAL DEBTS & LEASE LIABILITY	986.3	881.1	989.1	992.7

The split by maturity as of June 30, 2022 is as follows:

(In millions of €)	Maturity	< 1 year	Within 2 years	Within 3 years	Thereafter
Bonds	595.5	0.6	—	—	594.9
Commercial papers	70.0	70.0	—	—	—
Bank borrowings and other	28.8	28.8	—	—	—
Financial debts	694.3	99.4	—	—	594.9
Lease liability	292.0	70.4	61.1	35.8	124.7
FINANCIAL DEBTS & LEASE LIABILITY	986.3	169.8	61.1	35.8	719.6

The movements over the period December 31, 2021, to June 30, 2022, are as follows:

(In millions of €)	Bonds	Commercial papers	Bank borrowings and other	Lease liability	Total
Value as of December 31, 2021	598.5	80.0	4.8	305.8	989.1
Increase – issuance(1)	3.8	90.0	23.4	22.1	139.3
Decrease – reimbursement	(6.8)	(100.0)	(0.1)	(40.6)	(147.5)
Foreign exchange	—	—	0.7	4.7	5.4
VALUE AS OF JUNE 30, 2022	595.5	70.0	28.8	292.0	986.3

(1) Bonds: accrued interests and effective interest rate through profit (loss) of the period

32	TECHNIP ENERGIES ● 2022 ● HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Commercial paper

Under the commercial paper program, the Technip Energies Group through its treasury center company T.EN Eurocash SNC has the ability to access €750 million of short-term financing through commercial paper dealers. As of June 30, 2022, the Technip Energies Group’s Euro based commercial paper borrowings had a weighted average interest rate of (0.2357)%.

Revolving Facility and Bridge Facility

On February 10, 2021, Technip Energies N.V. and T.EN Eurocash SNC entered into the Facilities Agreement with Crédit Agricole Corporate and Investment Bank, as Agent, and the lenders party thereto.

The Facilities Agreement provides for the establishment of a bridge facility in an amount of up to €650 million (the “Bridge Facility”), to which Technip Energies N.V. is the sole borrower and a revolving facility in an amount of €750 million (the “Revolving Facility”) to which Technip Energies N.V. and T.EN Eurocash SNC are the Borrowers. Subject to certain conditions, borrowers may request the aggregate commitments under the Revolving Facility to be increased by up to €250 million.

The Bridge Facility has been redeemed and terminated on May 31, 2021, upon issuance of €600 million of 1.125% senior unsecured notes by Technip Energies N.V. on May 28, 2021. The notes have a 7-year maturity, are currently rated BBB-by Standard & Poor’s, and are listed on Euronext Paris.

The Revolving Facility has an initial three-year tenor as from the Initial Availability Date (February 15, 2021) and may be extended twice by one year each time. On December 6, 2021, the first extension of the Revolving Facility was successfully completed.

The Revolving Facility is being made available in Euros only. The available capacity under the Revolving Facility is reduced by any outstanding commercial paper borrowings of T.EN Eurocash SNC.

The Revolving Facility contains usual and customary representations and warranties, mandatory prepayments and events of default for investment-grade credit facilities of this type. It also contains covenants restricting Technip Energies N.V.’s and its subsidiaries’ ability to incur additional securities and indebtedness, enter into asset sales, or make certain investments, but does not include any financial covenant.

Note 19. Shareholder’s equity

19.1.	Shareholder’s equity activity

As of June 30, 2022, Technip Energies N.V. had 179,827,459 common shares issued with a nominal value of €0.01 per share.

Changes in shares outstanding are as follows:

(In number of shares)
Number of shares as of January 1, 2022	179,827,459
Movements of the period	—
Shares issued as of June 30, 2022	179,827,459
Treasury shares	(4,674,060)
SHARES OUTSTANDING AS OF JUNE 30, 2022	175,153,399

19.2.	Share repurchase

From July 9, 2021, Technip Energies has implemented a liquidity agreement to enhance the liquidity of Technip Energies’ shares admitted to trading on Euronext Paris by maintaining a reasonable average daily turnover, reducing bid-ask spread, and monitoring volatility. The cash resources initially allocated to the liquidity agreement is €9.0 million. As of June 30, 2022, the Group acquired 207,823 shares in the capital of the Company for a total value of €2.1 million.

On January 14, 2022 the Group acquired 1,800,000 shares of the Company from TechnipFMC at €13.15 per share. As of June 30, 2022, these treasury shares are deduced from consolidated equity for a total value of €23.7 million.

As described in Note 9, on March 8, 2022, the Group utilized shares out of its treasury shares to serve March 2019 plan vested.

On March 22, 2022, Technip Energies Group launched a share buy-back program of up to €29.8 million to be executed until December 31, 2022. This program provides for the repurchase of up to 1.5 % of the Company’s issued share capital, the maximum number of shares that could be acquired would be 2.7 million shares. The share buy-back program is executed in accordance with the authorization of the Boards of Directors and the provisions of the Market Abuse Regulation (EU) 596/2014, Commission Delegated Regulation (EU) 2016/1052 and Rule 10b5-1(c) of the U.S. Securities Exchange Act of 1934 (as amended). The Company has appointed one broker to execute the share buy-back program in accordance with all applicable regulations on the regulated market of Euronext Paris. Technip Energies Group carries out the buy-back program, and holds the shares bought back as treasury stock, for the purpose of meeting the Company’s obligations under equity incentive plans. As of June 30, 2022, 1,496,892 shares have been purchased. These treasury shares are deducted from consolidated equity for a total value of €17.0 million.

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	33

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Note 20. Financial instruments

20.1.	Financial assets and liabilities by category

The Technip Energies Group holds the following financial assets and liabilities:

(In millions of €)	June 30, 2022
	Analysis by category of financial instruments
	Carrying amount	At fair value through profit or loss	Assets/ Liabilities at amortized cost	At fair value through OCI	Level
Other non-current financial assets (excl. derivatives)	77.0	19.6	57.4	—	Level 1
Derivative financial instruments (non-current and current)	18.6	2.0	—	16.6	Level 2
Trade receivables, net	858.4	—	858.4	—
Cash and cash equivalents	3,668.9	3,668.9	—	—
TOTAL FINANCIAL ASSETS	4,622.9	3,690.5	915.8	16.6
Long-term debt, less current portion	594.9	—	594.9	—
Derivative financial instruments (non-current and current)	59.2	0.7	—	58.5	Level 2
Short-term debt	99.4	—	99.4	—
Accounts payable, trade	1,650.4	—	1,650.4	—
Other current liabilities (excl. derivatives)	106.0	106.0	—	—	Level 3
TOTAL FINANCIAL LIABILITIES	2,509.9	106.7	2,344.7	58.5

	December 31, 2021
	Analysis by category of financial instruments
(In millions of €)	Carrying amount	At fair value through profit or loss	Assets/ Liabilities at amortized cost	At fair value through OCI	Level
Other financial assets (excl. derivatives)	60.9	25.3	35.6	—	Level 1
Derivative financial instruments (non-current and current)	11.0	1.1	—	9.9	Level 2
Trade receivables, net	1,038.4	—	1,038.4	—
Cash and cash equivalents	3,638.6	3,638.6	—	—
TOTAL FINANCIAL ASSETS	4,748.9	3,665.0	1,074.0	9.9
Long-term debt, less current portion	594.1	—	594.1	—
Other non-current financial liabilities (excl. derivatives)	32.4	32.4	—	—	Level 3
Derivative financial instruments (non-current and current)	34.2	3.1	—	31.1	Level 2
Short-term debt	89.2	—	89.2	—
Accounts payable, trade	1,497.1	—	1,497.1	—
Other current liabilities (excl. derivatives)	108.4	108.4	—	—	Level 3
TOTAL FINANCIAL LIABILITIES	2,355.4	143.9	2,180.4	31.1

34	TECHNIP ENERGIES ● 2022 ● HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

During the financial years 2022 and 2021, there were no transfer between Level 1 and Level 2 fair value measurements, and no transfer into or out of Level 3 fair value measurements.

Investments — The fair value measurement of quoted equity instruments is based on quoted prices that the Technip Energies Group has the ability to access in public markets.

Mandatorily redeemable financial liability — Management determined the fair value of the mandatorily redeemable financial liability using a discounted cash flow model. The key assumptions used in applying the income approach are the selected discount rates and the expected dividends to be distributed in the future to the non-controlling interest holders.

Expected dividends to be distributed are based on the non-controlling interests’ share of the expected profitability of the underlying contract, the selected discount rate, and the overall timing of completion of the project. The fair value measurement is based upon significant inputs not observable in the market and is consequently classified as a Level 3 fair value measurement.

Changes in the fair value of Level 3 mandatorily redeemable financial liability (Note 17. Other liabilities (non-current and current)) are presented in the below table. Over the periods presented, the Technip Energies Group consolidated the total results of the Yamal entities and recorded a mandatorily redeemable financial liability representing the Group’s dividend obligation.

(In millions of €)	June 30, 2022	June 30, 2021
Balance at beginning of the period	140.8	201.0
Add: Expenses recognized in statement of income	75.9	71.8
Less: Settlements	(120.2)	(129.0)
Net foreign exchange differences	9.5	5.2
BALANCE AT END OF THE PERIOD	106.0	149.0

Fair value of debt — The fair values (based on Level 2 inputs) of the Technip Energies Group debt, carried at amortized cost, are presented in Note 18. Debt (long and short-term).

20.2.	Derivative financial instruments

The management of the Technip Energies Group derivatives and hedge accounting was carried out centrally by Technip Energies as of June 30, 2022.

For purposes of mitigating the effect of changes in exchange rates, Technip Energies holds derivative financial instruments to hedge the risks of certain identifiable and anticipated transactions and recorded assets and liabilities in the condensed consolidated statement of financial position. The types of risks hedged are those relating to the variability of future earnings and cash flows caused by movements in foreign currency exchange rates. The Technip Energies Group’s policy is to hold derivatives only for the purpose of hedging risks associated with anticipated foreign currency purchases and sales created in the normal course of business and not for trading purposes where the objective is solely or partially to generate profit.

Generally, Technip Energies enters into hedging relationships such that changes in the fair values or cash flows of the transactions being hedged are expected to be offset by corresponding changes in the fair value of the derivatives. For derivative instruments that qualify as a cash flow hedge, the effective portion of the gain or loss of the derivative, which does not include the time value component of a forward currency rate, is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. For derivative instruments not designated as hedging instruments, any change in the fair value of those instruments is reflected in earnings in the period such change occurs.

For further information on foreign currency risk exposure and management, refer to Note 22. Market related exposure.

Technip Energies used the following types of derivative instruments: foreign exchange rate forward contracts. In general embedded derivative instruments are separated from the host contract if the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to those of the host contract and the host contract is not marked-to-market at fair value. The purpose of these instruments is to hedge the risk of changes in future cash flows of highly probable purchase or sale commitments denominated in foreign currencies and recorded assets and liabilities in the condensed consolidated statement of financial position.

As of June 30, 2022, and December 31, 2021, the Group held the following material net positions:

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	35

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

(In millions of currency )	June 30, 2022		December 31, 2021
	Net notional amount bought (Sold)		Net notional amount bought (Sold)
	Local currency	Euro equivalent	Local currency	Euro equivalent
Australian dollar (AUD)	4.0	2.6	5.7	3.6
Canadian dollar (CAD)	2.5	1.8	—	—
Chinese yuan renminbi (CNY)	30.3	4.3	64.0	8.8
Euro (EUR)	179.5	179.5	173.1	173.1
Indian rupee (INR)	1,140.9	13.8	952.3	11.3
Japanese yen (JPY)	(275.7)	(1.9)	(544.7)	(4.2)
Kuwaiti dinar (KWD)	8.0	24.8	6.0	17.5
Malaysian ringgit (MYR)	67.4	14.5	118.5	25.0
Mexican peso (MXN)	411.3	19.5	684.3	29.4
Norwegian krone (NOK)	(85.0)	(8.1)	(186.1)	(18.6)
Pound sterling (GBP)	(55.2)	(64.4)	(62.1)	(74.0)
Ǫatari riyal (QAR)	(8.0)	(2.1)	(8.0)	(1.9)
Russian ruble (RUB)	—	—	(492.6)	(5.8)
Saudi riyal (SAR)	(0.5)	(0.1)	(3.0)	(0.7)
Singapore dollar (SGD)	42.0	28.7	41.4	27.0
Swedish krona (SEK)	—	—	(1.5)	(0.1)
U.A.E. dirham (AED)	164.0	42.4	—	—
U.S. dollar (USD)	(457.5)	(434.6)	(569.3)	(500.7)

Fair value amounts for all outstanding derivative instruments have been determined using available market information and commonly accepted valuation methodologies. Accordingly, the estimates presented may not be indicative of the amounts that Technip Energies would realize in a current market exchange and may not be indicative of the gains or losses Technip Energies may ultimately incur when these contracts are settled.

The Technip Energies Group did not recognize any ineffectiveness result as of June 30, 2022, but recognized losses of €1.5 million as of June 30, 2021, due to discontinuance of hedge accounting as it was probable that the original forecasted transaction would not occur. Cash flow hedges of forecasted transactions, net of tax, resulted in accumulated other comprehensive loss of €(50.6) million and €(12.3) million at June 30, 2022 and 2021 respectively. The Technip Energies Group expects to transfer an approximately €(40.9) million loss from accumulated Other Comprehensive Income to earnings during the next 12 months when the anticipated transactions actually occur. All anticipated transactions currently being hedged are expected to occur by the second quarter of 2026.

The following tables present the location of gains (losses) in the consolidated statement of income related to derivative instruments designated as cash flow hedges:

	Gain (Loss) recognized in OCI (Effective Portion)
(In millions of €)	June 30, 2022	June 30, 2021
Foreign exchange contracts
Other comprehensive income/(loss)	(46.7)	(38.6)

The following tables present the location of cash flow hedge gain (loss) reclassified from accumulated other comprehensive income into profit (loss):

	Gain (Loss) reclassified from accumulated OCI into profit (loss) (Effective portion)
(In millions of €)	June 30, 2022	June 30, 2021
Foreign exchange contracts
Other income (expense), net	(3.9)	9.6

36	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Note 21. Related party transactions

Receivables, payables, revenues and expenses which are included in the condensed consolidated financial statements as transactions with related parties, defined as entities related to Technip Energies’ directors and Technip Energies’

main shareholders as well as direct and indirect affiliates of Technip Energies and the partners of the Technip Energies Group’s joint ventures, were as follows:

21.1.	Transactions with related parties and equity affiliates

Trade receivables, net consisted of receivables due from the following related parties:

(In millions of €)	June 30, 2022	December 31, 2021
JGC Corporation	49.6	41.7
CTEP France	48.9	31.9
TKJV	8.9	8.5
Novarctic	8.0	2.1
TTSJV WLL	4.7	4.6
TPIT Dar & Engineering	4.6	4.1
Other	9.2	11.4
TOTAL TRADE RECEIVABLES, NET	133.9	104.3

Accounts payable, trade consisted of payables due to the following related parties:

(In millions of €)	June 30, 2022	December 31, 2021
CTEP Japan	65.0	6.3
CTEP France	16.0	2.0
Chiyoda	4.9	3.4
TTSJV WLL	—	1.7
Other	2.4	0.9
TOTAL ACCOUNTS PAYABLES, TRADE	88.3	14.3

Chiyoda and JGC Corporation are joint venture partners on Yamal and Qatar North Field East projects. Saipem and Nipigas are joint venture partners on the Arctic LNG 2 project. CTEP France and Japan are joint-ventures

Revenue consisted of amounts with the following related parties:

established to carry-out our performance obligation under the Qatar NFE Project and are accounted for using the equity method.

(In millions of €)	June 30, 2022	June 30, 2021
CTEP France	70.7	36.5
JGC Corporation	34.2	20.9
Novarctic	15.9	1.9
TTSJV WLL	9.9	15.6
TKJV	4.2	1.7
Chiyoda	3.8	0.4
Nipigas	—	13.9
Other	8.4	4.4
TOTAL REVENUE	147.1	95.3

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	37

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Expenses consisted of amounts with the following related parties:

(In millions of €)	June 30, 2022	June 30, 2021
CTEP Japan	(135.0)	—
CTEP France	(51.5)	(19.1)
Chiyoda	(5.3)	(20.2)
Saipem	(0.9)	(3.3)
TTSJV WLL	(0.5)	(3.5)
Other	(5.9)	(5.7)
TOTAL EXPENSES	(199.1)	(51.8)

21.2.	Transactions with TechnipFMC

In April 2022, TechnipFMC sold into the market the remaining 4.0 million Technip Energies shares it held for a total of $49.9 million, releasing therefore its position in full.

Note 22. Market related exposure

22.1.	Liquidity risk

The primary objectives of liquidity management consist of meeting the continuing funding requirements of Technip Energies global operations with cash generated by such operations and Technip Energies existing Commercial Paper program.

Cash pooling and external financing are largely centralized at T.EN Eurocash SNC. Funds are provided to Technip Energies companies on the basis of an “in-house banking” solution.

The financing requirements of Technip Energies companies are determined on the basis of short and medium-term liquidity planning. The financing is controlled and implemented centrally on a forward-looking basis in accordance with the planned liquidity requirements or surplus. Relevant planning factors taken into consideration include operating cash flow, capital expenditures, divestments, margin payments and the maturities of financial liabilities.

Commercial paper program and credit facility

Under the Commercial paper program, Technip Energies, through its treasury center T.EN Eurocash SNC, has the ability to access up to €750.0 million of financing through its commercial paper dealers. Technip Energies had respectively €70.0 million and €80.0 million of commercial paper issued under the facility as of June 30, 2022, and December 31, 2021. Refer to Note 18. Debt (long and short-term) for more details.

The following is a summary of the credit facility as of June 30, 2022:

(In millions of €)	Amount	Debt outstanding	Commercial paper outstanding	Unused capacity
Three-year revolving credit facility	750.0	—	70.0	680.0

Technip Energies available capacity under the Revolving Facility is reduced by any outstanding commercial paper. As of June 30, 2022, all restrictive covenants were in compliance under the Revolving Facility Agreement.

22.2.	Foreign currency exchange rate risk

Technip Energies conducts operations around the world in a number of different currencies. Many of the Technip Energies Group’s significant foreign subsidiaries have designated the local currency as their functional currency. Earnings are therefore subject to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into Euro. The Technip Energies Group does not hedge this translation impact on earnings.

When transactions are denominated in currencies other than the respective functional currencies of the applicable subsidiaries of the Technip Energies Group, the Group manages these exposures through the use of derivative instruments. The Group primarily uses foreign currency forward contracts to hedge the foreign currency fluctuations associated with firmly committed and forecasted foreign currency denominated payments and receipts.

The derivative instruments associated with these anticipated transactions are usually designated and qualify as cash flow hedges, and as such the gains and losses associated with these instruments are recorded in other comprehensive income until such time that the underlying transactions are recognized. Unless these cash flow contracts are deemed to be ineffective or are not designated as cash flow hedges at inception, changes in the derivative fair value will not have an immediate impact on results of operations since the gains and losses associated with these instruments are recorded in other comprehensive income. When the anticipated transactions occur, these changes in value of derivative instrument positions will be offset against changes in the value of the underlying transaction.

When an anticipated transaction in a currency other than the functional currency of an entity is recognized as an asset or liability on the statement of financial position, we also hedge the foreign currency fluctuation of these assets and liabilities with derivative instruments after netting the Technip Energies Group’s exposures worldwide. These derivative

38	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

instruments do not qualify as cash flow hedges.

Occasionally, the Technip Energies Group enters into contracts or other arrangements containing terms and conditions that qualify as embedded derivative instruments and are subject to fluctuations in foreign exchange rates. In those situations, the Technip Energies Group enters into derivative foreign exchange contracts that hedge the price or cost fluctuations due to movements in the foreign exchange rates. These derivative instruments are not designated as cash flow hedges.

For certain committed and anticipated future cash flows and recognized assets and liabilities that are denominated in a foreign currency the Technip Energies Group may choose to manage risk against changes in the exchange rates, when compared against the functional currency, through the economic netting of exposures instead of derivative instruments.

Cash outflows or liabilities in a foreign currency are matched against cash inflows or assets in the same currency such that movements in exchange rates will result in offsetting gains or losses.

Due to the inherent unpredictability of the timing of cash flows, gains and losses in the current period may be economically offset by gains and losses in a future period. All gains and losses are recorded in the condensed consolidated statement of income in the period in which they are incurred. Gains and losses from the remeasurement of assets and liabilities are recognized in other income (expense), net.

22.3.	Interest rate risk

The Technip Energies Group is generally financed using the internal cash pooling system. Cash pooling balances earn and bear interest on normal market terms and conditions (rates of interest for specific maturities and currencies). Individual members of the Technip Energies Group that are not included in the internal cash pool due to legal restrictions arrange financing independently or with discrete intercompany loans at arm’s length terms and conditions or deposit their excess liquidity with leading local banks.

The Technip Energies Group assesses effectiveness of forward foreign currency contracts designated as cash flow hedges based on changes in fair value attributable to changes in spot rates. The Technip Energies Group excludes the impact attributable to changes in the difference between the spot rate and the forward rate for the assessment of hedge effectiveness and recognizes the change in fair value of this component immediately in earnings. Considering that the difference between the spot rate and the forward rate is proportional to the differences in the interest rates of the countries of the currencies being traded, the Technip Energies Group has exposure in the unrealized valuation of its forward foreign currency contracts to relative changes in interest rates between countries in its results of operations.

Based on the Technip Energies Group’s portfolio as of June 30, 2022, the Technip Energies Group has material positions with exposure to interest rates in the United States of America and the European Union.

The Technip Energies Group’s fixed rate borrowings include commercial paper. There are no floating rate borrowings.

22.4.	Credit risk

Valuations of derivative assets and liabilities reflect the value of the instruments, including the values associated with counterparty risk. These values must also take into account the Technip Energies Group’s credit standing, thus including in the valuation of the derivative instrument the value of the net credit differential between the counterparties to the derivative contract. The methodology includes the impact of both counterparties and such entity’s own credit standing. Adjustments to derivative assets and liabilities related to credit risk were not material for any period presented.

By their nature, financial instruments involve risk, including credit risk, for non-performance by counterparties. Financial instruments that potentially subject the Technip Energies Group to credit risk primarily consist of trade receivables, contract assets, contractual cash flows from debt instruments (primarily loans), cash equivalents and deposits with banks, as well as derivative contracts. The Technip

Energies Group manages the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties’ financial condition. The maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the amount drawn and outstanding on the financial instrument. The Technip Energies Group mitigates credit risk on derivative contracts by executing contracts only with counterparties that consent to a master netting agreement, which permits the net settlement of gross derivative assets against gross derivative liabilities.

The Group has applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets.

Note 23. Commitments and contingent liabilities

23.1.	Contingent liabilities associated with guarantees

In the ordinary course of business the Technip Energies Group enters into standby letters of credit, performance bonds, surety bonds and other guarantees with financial institutions for the benefit of its customers, vendors and other parties. The majority of these financial instruments expire within five years. Management does not expect any of these financial instruments to result in losses that, if incurred, would have a material adverse effect on the Technip Energies Group’s condensed consolidated financial position, consolidated results of operations or consolidated cash flows.

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Guarantees consisted of the following:

(In millions of €)	June 30, 2022	December 31, 2021
Financial guarantees (1)	206.0	105.0
Performance guarantees (2)	2,822.0	2,709.9
MAXIMUM POTENTIAL UNDISCOUNTED PAYMENTS	3,028.0	2,814.9

(1)	Financial guarantees represent contracts that contingently require a guarantor to make payments to a guaranteed party based on changes in an underlying agreement that is related to an asset, a liability, or an equity security of the guaranteed party as primary obligor. These would be drawn down only if there is a failure to fulfill financial obligations by the primary obligor.

(2)	Performance guarantees represent contracts that contingently require a guarantor to make payments to a guaranteed party based on another entity’s failure to perform under a non-financial agreement. Events that trigger payment are performance-related, such as failure to ship a product or provide a service.

23.2.	Contingent liabilities associated with legal matters

The Group is involved in various pending or potential legal actions or disputes in the ordinary course of business. Management is unable to predict the ultimate outcome of these actions because of their inherent uncertainty. However, management believes that the most probable, ultimate resolution of these matters will not have a material adverse effect on the Technip Energies Group’s consolidated financial position, consolidated results of operations or consolidated cash flows.

In late 2016, TechnipFMC was contacted by the DOJ regarding its investigation of offshore platform projects awarded between 2003 and 2007, performed in Brazil by a joint venture company in which TechnipFMC was a minority participant. Subsequently TechnipFMC raised with the DOJ certain other projects performed by TechnipFMC subsidiaries in Brazil between 2002 and 2013. The DOJ inquired also about projects in Ghana and Equatorial Guinea that were awarded to TechnipFMC subsidiaries in 2008 and 2009, respectively. TechnipFMC cooperated with the DOJ in its investigation into the potential violations of the U.S. Foreign Corrupt Practices Act (“FCPA”) in connection with these projects and contacted and cooperated with the Brazilian authorities (the Federal Prosecution Service (“MPF”), the Comptroller General of Brazil (the “CGU”) and the Attorney General of Brazil (“AGU”)) as relates to their investigation concerning the projects in Brazil.

On June 25, 2019, TechnipFMC announced a global resolution to pay a total of $301.3 million to the DOJ, the MPF, and the CGU/AGU to resolve these anti-corruption investigations, of which $281.3 million related to Technip Energies’ business. As part of this resolution, TechnipFMC entered into a three-year deferred prosecution agreement with the DOJ arising out of charges of conspiracy to violate the FCPA related to conduct in Brazil and other matters (the “DPA”). In addition, Technip USA, Inc (renamed since Technip Energies USA, Inc.), a U.S. subsidiary, pled guilty to one count of conspiracy to violate the FCPA related to conduct in Brazil. Technip Energies N.V. and Technip Energies USA submitted a final report as well as the certification required under the DPA on May 25, 2022. By its term, the DPA expired on June 25, 2022. The Company is now awaiting for the DPA to be officially dismissed by the court in which it was filed (Eastern District of New York). The court’s dismissal is expected before the end of the year.

In addition, Technip Energies is subject to an ongoing investigation by the French Parquet National Financier (“PNF”) related to the above referenced projects in Equatorial Guinea and Ghana. Furthermore, Technip Energies was informed by the PNF in Q1 2021 that the PNF was reviewing historical projects in Angola. To date, the investigation by the PNF has not reached resolution. Technip Energies and TechnipFMC are cooperating, and Technip Energies remains committed to finding a resolution with the PNF.

There is no certainty that a settlement with the PNF will be reached. The PNF has a broad range of potential sanctions under anticorruption laws and regulations that it may seek to impose in appropriate circumstances including, but not limited to, fines, penalties, and modifications to business practices and compliance programs. Any of these measures, if applicable to Technip Energies, as well as potential customer reaction to such measures, could have a material adverse impact on its financial position or profitability. The financial consequences of these investigations are to be retained by TechnipFMC by way of an indemnity provided by TechnipFMC to Technip Energies under the Separation and Distribution Agreement. If Technip Energies cannot reach a resolution with the PNF, it could be subject to criminal proceedings in France, the outcome of which cannot be predicted.

Contingent liabilities associated with liquidated damages

Some of the Technip Energies Group’s contracts contain provisions that require the relevant Technip Energies Group company to pay liquidated damages if such company fails to meet specified contractual milestone dates and the customer asserts a claim. These contracts define the conditions under which customers may make claims for liquidated damages. Based upon the evaluation of Technip Energies Group’s performance and other commercial and legal analysis, management believes that the Group has appropriately recognized probable liquidated damages as of June 30, 2022 and 2021, and that the ultimate resolution of such matters will not materially affect its consolidated financial position, consolidated results of operations, or consolidated cash flows.

40	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

Note 24. Subsequent events

None.

Note 25. Accounting policy news

25.1.	IFRS standards, amendments and interpretations effective as of January 1, 2022

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued amendments to IFRS 3. The amendments are intended to replace a reference to a previous version of the IASB’s Conceptual Framework. These amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential “day 2” gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 and IFRIC 21 if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

The amendments prohibit entities from deducting from the cost of an item of property, plant and equipment (PP&E), any proceeds of the sale of items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing them, in the income statement.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

Annual improvements to IFRS standards 2018-2020

As part of its process to make non-urgent but necessary amendments to IFRS Standards, the IASB has issued the Annual Improvements to IFRS Standards 2018–2020. Annual improvements make minor amendments to:

■	IFRS 1 First-time adoption of IFRS,

■	IFRS 9 Financial instruments,

■	IAS 41 Agriculture,

■	IFRS 16 Leases.

IFRIC decision on TLTRO III (IFRS 9 and IAS 20)

In March 2022, the IFRS Interpretations Committee published its decision on TLTRO III transactions. The Committee has received a request about how to account for the third programme of the targeted longer-term refinancing operations (TLTROs) of the European Central Bank (ECB). The

TLTROs link the amount a participating bank can borrow and the interest rate the bank pays on each tranche of the operation to the volume and amount of loans it makes to non-financial corporations and households. The Committee concluded that IAS 20 provides an adequate basis for the bank to assess whether TLTRO III tranches contain a portion that is treated as a government grant in IAS 20 and, if so, how to account for that portion. Regarding the question of how conditionality related to the contractual interest rate is reflected in the estimates of expected future cash flows when calculating the effective interest rate at initial recognition or in the revisions of estimated future cash-flows on subsequent measurement of the financial liability, the Committee concluded that the matters described in the request are part of a broader matter that, in isolation, are not possible to address in a cost-effective manner and should be reported to the IASB.

IFRIC decision on demand deposits with restrictions on use arising from a contract with a third party (IAS 7)

In April 2022, the IFRS Interpretations Committee published its decision on demand deposits with restrictions. The Committee has received a request about whether an entity includes a demand deposit as a component of cash and cash equivalents in its statements of cash-flows and financial position when the demand deposit is subject to contractual restrictions on use agreed with a third party. The Committee concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7.

IFRIC decision on principal versus agent: Software reseller (IFRS 15)

In May 2022, the IFRS Interpretations Committee published its decision on software reseller. The Committee has received a request asking whether, in applying IFRS 15, a reseller of software licenses is a principal or an agent. The Committee concluded that, in the fact pattern described in the request, the promised goods in the reseller’s contract with the customer are the standard software licenses. Because the standard software licenses are the only promised goods in the contract with the customer, they are distinct goods to be provided to the customer. Those licenses are therefore the specified goods to be provided to the customer as described in IFRS 15. The Committee concluded that the principles and requirements in IFRS Accounting Standards provide an adequate basis for a reseller to determine whether it is a principal or agent for the standard software licenses provided to a customer.

The above-mentioned new amendments, interpretations and improvements effective on January 1, 2022, did not have a significant impact on the Company’s condensed consolidated financial statements for the half-year.

HALF-YEAR REPORT ● 2022 ● TECHNIP ENERGIES	41

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF-YEAR ENDED JUNE 30, 2022

25.2.   Published IFRS standards, amendments and interpretations not yet effective or not early adopted by the Group

Norm	Effective date	Statement
Classification of Liabilities as Current or Non-Current – Amendments to IAS 1	Effective application date should not occur before Jan 1, 2024

The amendment clarifies:

■  what is meant by a right to defer settlement,

■  that a right to defer must exist at the end of the reporting period,

■  that classification is unaffected by the likelihood that an entity will exercise its deferral right,

■  that only if an embedded derivative in a convertible liability is itself an equity instrument, would the terms of a liability not impact its classification.

Definition of Accounting Estimates – Amendments to IAS 8	Jan 1, 2023	The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The effects on an accounting estimate of a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior periods errors. The previous definition of a change in accounting estimates may result from new information or developments. Therefore, such changes are not corrections of errors.
Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2	Jan 1, 2023	The amendments aim to help entities provide more useful accounting policy disclosures by replacing the requirement to disclose their “significant” accounting policies with their “material” accounting policies, and by adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
IFRS 17 Insurance contracts	Jan 1, 2023	In May 2017, the IASB issued IFRS 17 Insurance Contracts, a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. Once effective, IFRS 17 will replace IFRS 4 Insurance Contracts.
Sale or contribution of assets between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28	Effective application date is indefinitely postponed

The amendments address the conflict between IFRS 10 Consolidated financial statements and IAS 28 Investments in Associates and Joint Ventures in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture.

The amendments clarify that a full gain or loss is recognized when a transfer to an associate or joint venture involves a business as defined in IFRS 3. Any gain or loss resulting from the sale or contribution of assets that does not constitute a business, however, is recognized only to the extent of unrelated investors’ interests in the associate or joint venture.

New standards, interpretations or amendments effective on January 1, 2023, were not early adopted by Technip Energies. The Group does not currently anticipate any material impact to result from these new standards, amendments and interpretations.

42	TECHNIP ENERGIES ⚫ 2022 ⚫ HALF-YEAR REPORT

Technip Energies N.V.
2126 boulevard de La Défense
Immeuble ORIGINE – CS 10266
92741 Nanterre cedex
France

A company incorporated under the laws of The Netherlands, with headquarters in Paris, and registered with the Dutch Chamber of Commerce under number 76122654

www.technipenergies.com